ISSUER FREE WRITING PROSPECTUS Filed Pursuant to Rule 433 Registration Statement No. 333-132747 Dated February 5, 2008

100% Principal Protection Notes
with Interest linked to the UBS STRAUS Index
Market Strategies to Complement Traditional Fixed Income Investments
UBS AG $[•] Notes with Interest linked to the UBS STRAUS Index due on or about February 20, 2013

Investment Description

100% Principal Protection Notes with interest linked to the UBS STRAUS Index (the “Notes”) are principal-protected senior obligations of UBS AG (“UBS”). The UBS Short Term Rates Automated Strategy Index (the “UBS STRAUS Index”) is a proprietary index, developed and administered by UBS, that reflects the performance of an automated algorithmic trading strategy designed to identify and exploit the observed trending behavior of short-term interest rates in five financial markets: the U.S. Dollar, the Euro, the British Pound, the Japanese Yen and the Swiss Franc. The Notes provide 100% principal protection only if held to maturity, as well as Variable Coupon payments linked to the performance of the UBS STRAUS Index.

For each $1,000 principal amount of the Notes, initially:

•
$820.00–$860.00 (the actual amount to be determined on the trade date) will be notionally allocated to a hypothetical zero-coupon bond, issued by UBS AG, with a face amount due on the Maturity Date equal to $1,000.

•
$127.50–$167.50 (the actual amount to be determined on the trade date) will be notionally allocated to a “Strategy Reserve,” a hypothetical cash reserve used to collateralize a hypothetical $10,000 leveraged investment (per $1,000 principal amount) in the UBS STRAUS Index. Each quarter, the Strategy Reserve will (1) accrue interest at an annual rate of 3-month USD LIBOR minus 25 basis points, (2) increase or decrease based on the result of the hypothetical leveraged investment in the UBS STRAUS Index and (3) decrease by a fee accruing at a rate of 1.5% per annum on the principal amount (the “Strategy Fee”), as described further herein.  In addition, if a Variable Coupon (as described below) is payable in respect of the Notes, the Strategy Reserve will be reduced by the amount of such Variable Coupon after such amount is paid.

•	The remaining $12.50 will represent the underwriting discount for the Notes.

The Notes will pay a Variable Coupon at the end of each quarter to the extent and in the amount that the Strategy Reserve at the end of that quarter (the “Ending Strategy Reserve”) exceeds the initial Strategy Reserve on the trade date (the “Initial Strategy Reserve”). If at any time the Strategy Reserve falls below 10% of the Initial Strategy Reserve (a “Stop-Loss Event”), then no further Variable Coupon payments will be made during the term of the Notes and no further Strategy Fee will be assessed.  The remaining Strategy Reserve, if any, will continue to accrue interest, compounded quarterly, but your investment in the Notes will no longer be exposed to the UBS STRAUS Index.  At maturity, the Notes will be redeemed for their principal amount plus any remaining Strategy Reserve.

Features	Key Dates
 ❒   Access to an Interest Rate Trending Strategy: The Notes provide you an opportunity for leveraged exposure to an algorithmic trading strategy designed to identify and exploit the observed trending behavior of short-term interest rates in five financial markets as measured by the UBS STRAUS Index.

❒  Variable Coupon: You will receive a Variable Coupon payment for any quarter in which the UBS STRAUS Index appreciates such that the Strategy Reserve at the end of the quarter is greater than the Initial Strategy Reserve. At maturity, in addition to your initial investment and any Variable Coupon payment, you will also receive any remaining Strategy Reserve.

	Expected Trade Date Expected Settlement/Issue Date Payment Dates	February 26, 2008 February 29, 2008 February 20, May 20, August 20 and November 20 of each year during the term of the Notes
❒ Full Principal Protection: Provided that you hold your Notes to maturity, you will receive a cash payment equal to at least your principal amount.	Maturity Date	February 20, 2013

Note Offering

See “Additional Information about UBS and the Notes” on page 2. The Notes we are offering will have the terms set forth in the accompanying prospectus and this free writing prospectus. For information about the UBS STRAUS Index please see the accompanying UBS STRAUS Index Supplement.  See “Risk Factors” beginning on page 17 of this free writing prospectus for risks related to an investment in the Notes.

Underlying Index	Index Starting Level	Index Bloomberg Symbol	CUSIP	ISIN
UBS STRAUS Index	●	UBFSTRSQ <Index>	90261KPB0	US90261KPB07

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these Notes or passed upon the adequacy or accuracy of this free writing prospectus, the UBS STRAUS Index Supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense. The Notes are not deposit liabilities of UBS AG and are not FDIC insured.

	Price to Public	Underwriting Discount[1]	Proceeds to UBS AG
Per Note	100%	1.25%	98.75%
Total	●	●	●
1.
In addition to the underwriting discount, a quarterly commission at the rate of no more than 0.50% per annum will be paid to UBS Financial Services Inc. for any quarter in which the Strategy Fee is assessed. Certain other securities dealers may also receive such quarterly commissions or an additional discount of up to 2%. For a more detailed explanation of these commissions and additional discounts, please see “Supplemental Plan of Distribution” on page 28.

UBS Financial Services Inc.	UBS Investment Bank

Additional Information about UBS and the Notes

UBS has filed a registration statement (including a prospectus, as supplemented by an index supplement describing the UBS STRAUS Index, which we refer to as the “UBS STRAUS Index Supplement”) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read these documents and any other documents relating to this offering that UBS has filed with the SEC for more complete information about UBS and this offering. You may obtain these documents for free from the SEC website at www.sec.gov.  Our Central Index Key, or CIK, on the SEC web site is 0001114446. Alternatively, UBS will arrange to send you these documents if you so request by calling toll-free 800-657-9836.

You may access these documents on the SEC website at www.sec.gov as follows:

•	Prospectus dated March 27, 2006:
http://www.sec.gov/Archives/edgar/data/1114446/000095012306003728/y17280ae424b2.htm

•	UBS STRAUS Index Supplement dated December 13, 2007:
http://www.sec.gov/Archives/edgar/data/1114446/000095010307003015/dp07910_424b2.htm

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. References to the “accompanying prospectus” are to the UBS prospectus, dated March 27, 2006, and references to the “UBS STRAUS Index Supplement” are to the UBS index supplement, dated December 13, 2007.

Investor Suitability

The Notes may be suitable for you if:	The Notes may not be suitable for you if:

♦   You seek an investment with variable coupon payments linked to the performance of the trading strategy underlying the UBS STRAUS Index.

♦   You believe the UBS STRAUS Index will be able to predict and exploit trends in interest rates such that the variable coupons paid on the Notes, if any, will satisfy your minimum return goal for investing in the Notes.

♦   You seek an investment that offers 100% principal protection when the Notes are held to maturity.

♦   You are willing and able to hold the Notes to maturity and are aware that there will be little or no secondary market for the Notes.

♦   You seek a predictable income stream.

♦   You do not believe the UBS STRAUS Index will be able to predict and exploit trends in interest rates such that the variable coupons paid on the Notes, if any, will satisfy your minimum return goal for investing in the Notes.

♦   You are unable or unwilling to hold the Notes to maturity.

♦   You seek an investment for which there will be an active secondary market.

What are the tax consequences of the Notes?

The law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex.  Accordingly, this discussion represents only a general summary, and you should review carefully the section in this free writing prospectus entitled “Supplemental U.S. Tax Considerations.”  The Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes.  Under this treatment, if you are a U.S. Holder, regardless of your method of tax accounting, in each taxable year you will be required to accrue as ordinary income amounts based on the “comparable yield” of the Notes (as described under “Supplemental U.S. Tax Considerations”), as determined by us, subject to adjustment.  In addition, any gain recognized upon a sale, exchange or retirement of a Note generally will be treated as ordinary interest income for U.S. federal income tax purposes.  Generally, there will be no withholding tax on amounts paid to a Non-U.S. Holder, provided certain certification requirements are satisfied.  See the section entitled “Supplemental U.S. Tax Considerations” for additional discussion of the U.S. federal income tax treatment of the ownership and disposition of the Notes.

Please see the accompanying prospectus for a discussion of certain Swiss tax considerations relating to the Notes.

Indicative Terms

Issuer	UBS AG, Jersey Branch

Aggregate Principal Amount	[•]

Denomination	$1,000 principal amount per Note

Minimum Investment	$1,000 (1 Note). Purchases must be in integral multiples of $1,000.

Issue Price	100% of the principal amount

Expected Settlement/Issue Date	February 29, 2008

Maturity Date	February 20, 2013

Index	UBS STRAUS Index (Bloomberg Ticker: UBFSTRSQ<Index>). Please see the discussion under “The UBS STRAUS Index” commencing on page 14, as well as the UBS STRAUS Index Supplement.

Payment at Maturity	The Notes are 100% principal protected if held until redemption at maturity. In addition to any Variable Coupon then due, the total amount due and payable on the Notes on the Maturity Date will equal:

• the principal amount; plus

• the Final Strategy Reserve.

The amount above is payable in addition to the final Variable Coupon payment, if any, that also may be due on the Maturity Date.

Variable Coupons
If the Ending Strategy Reserve for any Quarterly Observation Period is greater than the Initial Strategy Reserve, you will receive a payment on the corresponding Coupon Payment Date equal to the difference between the Ending Strategy Reserve and the Initial Strategy Reserve, provided that no Stop-Loss Event has occurred.

This can be expressed mathematically as follows:

Variable Coupon = Ending Strategy Reserve – Initial Strategy Reserve

If a Stop-Loss Event occurs, however, no Variable Coupon will be paid for the remainder of the term of the Notes.

Coupon Payment Dates
Coupon Payment Dates shall be February 20, May 20, August 20 and November 20 of each year, commencing on May 20, 2008, and ending with the Maturity Date, or if any such day is not a business day, on the next following business day.

Quarterly Observation Period
A Quarterly Observation Period is the period from, and including, one Coupon Payment Date to, but excluding, the following Coupon Payment Date, provided that the first Quarterly Observation Period will begin on and include the Issue Date.

Strategy Reserve
The Strategy Reserve is a hypothetical cash reserve notionally applied during the term of the Notes to collateralize a hypothetical 10x leveraged investment of your principal amount in the UBS STRAUS Index. Initially, 12.75%–16.75% of the principal amount of the Notes (to be determined on the Trade Date) will be notionally allocated to the Strategy Reserve on the Trade Date (the “Initial Strategy Reserve”).  This Initial Strategy Reserve will be determined by deducting from the principal amount of the Notes: (1) an amount representing the cost of a hypothetical zero-coupon bond issued by UBS AG with a face amount due on the Maturity Date equal to the principal amount of the Notes and (2) the 1.25% underwriting discount of the Notes.

The Strategy Reserve at the end of each Quarterly Observation Period (the “Ending Strategy Reserve”) will equal:

• the Starting Strategy Reserve for the Quarterly Observation Period; plus

• the Strategy Return Amount for the Quarterly Observation Period (which may be positive, negative or zero); plus

• the Interest Amount for the Quarterly Observation Period; minus

• the Strategy Fee (1.5% per annum of the principal amount of your Notes) for the Quarterly Observation Period.

This can be expressed mathematically as follows:

Ending Strategy Reserve = (Starting Strategy Reserve) + (Strategy Return Amount) + (Interest Amount) – (Strategy Fee)

The “Starting Strategy Reserve” for any Quarterly Observation Period will equal the Ending Strategy Reserve for the preceding Quarterly Observation Period, less any Variable Coupon paid in respect of such preceding Quarterly Observation Period.  The Starting Strategy Reserve for the first Quarterly Observation Period will equal the Initial Strategy Reserve.

The “Final Strategy Reserve” will equal the Ending Strategy Reserve for the final Quarterly Observation Period, less any Variable Coupon paid on the Maturity Date in respect of the final Quarterly Observation Period.

Following a Stop-Loss Event, the Strategy Return Amount and the Strategy Fee will cease to be components in calculating the Strategy Reserve.  No further Variable Coupon payments will be made.  The remaining Strategy Reserve, if any, will continue to increase by the Interest Amount, compounded quarterly, and the Final Strategy Reserve, if any, will be paid to the investor, along with the principal amount, upon redemption of the Notes at maturity.

Regardless of the performance of the UBS STRAUS Index or the application of the Strategy Fee, the Strategy Reserve will never be less than zero.

Strategy Return Amount	The Strategy Return Amount represents the return of a hypothetical 10x leveraged investment of the entire principal amount of the Notes in the UBS STRAUS Index during any Quarterly Observation Period.

For any Quarterly Observation Period, the Strategy Return Amount will equal:

• the principal amount of the Notes; multiplied by

• a leverage factor of 10; multiplied by

• the Index Return for the Quarterly Observation Period.

This can be expressed mathematically as follows:

Strategy Return Amount = (Principal Amount) x 10 x (Index Return)

Following a Stop-Loss Event, the Strategy Return Amount for the then-current Quarterly Observation Period will be calculated as of 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding securities linked to the UBS STRAUS Index), on the business day on which such Stop-Loss Event occurs, and the Strategy Return Amount for any subsequent Quarterly Observation Periods will equal zero.

Index Return
The Index Return is a measurement of the performance of the UBS STRAUS Index over any Quarterly Observation Period.  The Index Return is used to calculate the Strategy Return Amount.  The Index Return for any Quarterly Observation Period will equal the amount, expressed as a percentage, determined pursuant to the following formula:

• the Index Ending Level minus the Index Starting Level; divided by

• 100.

This can be expressed mathematically as follows:

Index Return = Index Ending Level – Index Starting Level 100

The “Index Ending Level” for any Quarterly Observation Period will be the level of the UBS STRAUS Index at 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding securities linked to the UBS STRAUS Index), on the first preceding Index Valuation Date prior the end of the Quarterly Observation Period.

The “Index Starting Level” for any Quarterly Observation Period will be the level of the UBS STRAUS Index at 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding securities linked to the UBS STRAUS Index), on the first preceding Index Valuation Date prior to the start of the Quarterly Observation Period.

“Index Valuation Dates” will occur on the Trade Date as well as February 7, May 7, August 7 and November 7 of each year, commencing on May 7, 2008, until the Maturity Date, or if any such day is not a business day, the next following business day. If a Market Disruption Event occurs or is continuing on an Index Valuation Date, the Calculation Agent can postpone such Index Valuation Date as described in “General Terms of the Notes—Market Disruption Event.”

If a Stop-Loss Event occurs, the Index Return for the then-current Quarterly Observation Period will be calculated as of 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding securities linked to the UBS STRAUS Index), on the trading day on which such Stop-Loss Event occurs.

Interest Amount	The Interest Amount represents the amount of interest that accrues on the Strategy Reserve during any Quarterly Observation Period at an annual rate of LIBOR minus 0.25%.

For any Quarterly Observation Period, the Interest Amount will equal:

• the Starting Strategy Reserve for the Quarterly Observation Period; multiplied by

• LIBOR minus 0.25%; multiplied by

• a day-count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360.

This can be expressed mathematically as follows:

Interest Amount = (Starting Strategy Reserve) x (LIBOR – 0.25%) x ((number of days)/360)

Following a Stop-Loss Event, the remaining Strategy Reserve, if any, will continue to increase by the Interest Amount, compounded quarterly.

Strategy Fee
The Strategy Fee represents an amount that we will pay to our affiliate, UBS Securities LLC, on each Coupon Payment Date.  This Strategy Fee will be deducted from the Ending Strategy Reserve for each Quarterly Observation Period.

For any Quarterly Observation Period, the Strategy Fee will equal:

• the principal amount of the Notes; multiplied by

• 1.5%; multiplied by

• a day-count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360.

This can be expressed mathematically as follows:

Strategy Fee = (Principal Amount) x (1.5%) x ((number of days)/360)

If a Stop-Loss Event occurs, the Strategy Fee for the then-current Quarterly Observation Period will be calculated as if a Stop-Loss Event did not occur, but the Strategy Fee will no longer be assessed for any subsequent Quarterly Observation Period.

Stop-Loss Event
A Stop-Loss Event will occur if, on any trading day during the term of the Notes, the Strategy Reserve, as calculated by the Calculation Agent for such trading day (the “Interim Strategy Reserve”), has declined to less than 10% of the Initial Strategy Reserve.

For purposes of determining whether a Stop-Loss Event has occurred on any trading day during the term of the Notes:

• the Interest Amount as of such trading day (the “Interim Interest Amount”) will be calculated as if such trading day were the last day of the then-current Quarterly Observation Period;

•   the Strategy Return Amount as of such trading day (the “Interim Strategy Return Amount”) will be calculated as if such trading day were the first preceding Index Valuation Date prior to the end of the then-current Quarterly Observation Period; and

• the Strategy Fee for the entire Quarterly Observation Period will apply.

If a Stop-Loss Event occurs, no further Variable Coupon payments will be made during the term of the Notes and no further Strategy Fee will be assessed for subsequent Quarterly Observation Periods. The Interest Amount for the remainder of the then-current Quarterly Observation Period (the “Remaining Interest”) will be calculated based on the Starting Strategy Reserve for, and the number of calendar days remaining in, such Quarterly Observation Period. The Interim Strategy

Reserve (plus Remaining Interest), if any, will continue to increase by the Interest Amount, compounded quarterly, but your investment in the Notes will no longer be exposed to the UBS STRAUS Index. The Final Strategy Reserve, if any, will be paid to you, along with the principal amount, upon redemption of your Notes at maturity.

LIBOR
“LIBOR” for any Quarterly Observation Period (other than the first Quarterly Observation Period) is the rate rate offered by the British Banker Association for deposits in U.S. dollars for a period of three months, commencing on the LIBOR Observation Date with respect to that Quarterly Observation Period, which appears on Reuters LIBOR01 Page (or any successor service or page for the purpose of displaying the London interbank offered rates of major banks) as of 11:00 A.M., London time, on that LIBOR Observation Date.  If LIBOR cannot be determined on a LIBOR Observation Date as described above, then LIBOR will be determined on the basis of the rates, at approximately 11:00 A.M., London time, on that LIBOR Observation Date, at which deposits in U.S. dollars for a period of three months are offered to prime banks in the London interbank market by four major banks in that market selected by the Calculation Agent, beginning on that LIBOR Observation Date, and in a representative amount. The Calculation Agent will request the principal London office of each of these banks to provide a quotation of its rate. If at least two quotations are provided, LIBOR for the Quarterly Observation Period will be the arithmetic mean of the quotations.  If fewer than two quotations are provided as described above, LIBOR for the Quarterly Observation Period will be the arithmetic mean of the rates for loans in U.S. dollars for a period of three months to leading European banks quoted, at approximately 11:00 A.M., London time, on the LIBOR Observation Date, by three major banks selected by the Calculation Agent, beginning on that LIBOR Observation Date and in a representative amount.  If fewer than three banks selected by the Calculation Agent are quoting as described above, LIBOR for the Quarterly Observation Period shall be determined on the LIBOR Observation Date by the Calculation Agent in its sole and absolute discretion, in a commercially reasonably manner.

“LIBOR” for the first Quarterly Observation Period shall be determined through the use of straight-line interpolation by reference to two rates based on the rate that would otherwise be applicable for the determination of LIBOR.  The first such rate shall be determined as if the relevant period of deposits in U.S. dollars were the next shorter period of time for which rates are available as compared to the length of such Quarterly Observation Period, and the second such rate shall be determined as if the relevant period of deposits in U.S. dollars were the next longer period of time for which rates are available as compared to the length of such Quarterly Observation Period.

“LIBOR Observation Date” with respect to any Quarterly Observation Period means the first preceding Index Valuation Date prior to the start of such Quarterly Observation Period.

For additional terms related to this offering, please see “General Terms of the Notes” beginning on page 21.

Payout Calculation Overview

The following flowchart illustrates generally the structure of the Notes and the manner in which the Variable Coupon payments, if any, and the amount payable to investors upon redemption of the Notes at maturity will be calculated. The flowchart is intended to provide a brief overview of the relationship among the different elements that will determine the payments you will receive with respect to the Notes and does not purport to be complete or representative of the actual payments, if any, that you may receive with respect to the Notes. Accordingly, the following flowchart is qualified in its entirety by, and should be reviewed in conjunction with, the more detailed information included elsewhere in this free writing prospectus, the UBS STRAUS Index Supplement and the accompanying prospectus.

1. For each $1,000 principal amount of the Notes, initially (a) $820.00–$860.00 (the actual amount to be determined on the Trade Date) will be notionally allocated to a hypothetical zero-coupon bond, issued by UBS AG, with a face amount due on the Maturity Date equal to $1,000; (b) $127.50–$167.50 (the actual amount to be determined on the Trade Date) will be notionally allocated to the Initial Strategy Reserve, a hypothetical cash reserve used to collateralize a hypothetical $10,000 leveraged investment (per $1,000 principal amount) in the UBS STRAUS Index; and (c) $12.50 will represent the underwriting discount for the Notes. The purple box in the flowchart above represents your principal amount, which will be fully protected only if you hold your Notes to maturity. The gold box in the flowchart above represents the accreted notional amount of the hypothetical zero coupon bond plus the available Strategy Reserve at a particular time. Following a Quarterly Observation Period in respect of which the Ending Strategy Reserve is less than the Initial Strategy Reserve, the available Strategy Reserve will include the Interest Amount earned during such Quarterly Observation Period (as illustrated in the third column of the flowchart above). The amount reflected in the gold box is not necessarily indicative of the amount you may receive if you sell your Notes in the secondary market prior to maturity. See “Risk Factors” on page 17 for more information regarding the risks of selling your Notes prior to maturity.

2. During each Quarterly Observation Period (referred to in the flowchart as "Interim Periods"), the Strategy Reserve will (a) accrue interest at an annual rate of LIBOR minus 25 basis points (the “Interest Amount”), (b) increase or decrease based on the result of the hypothetical leveraged investment in the UBS STRAUS Index (referred to in the flowchart as the "Strategy Return Amount") and (c) decrease by a Strategy Fee accruing at a rate of 1.5% per annum on the principal amount. If a Variable Coupon is payable in respect of the Notes, the Strategy Reserve will be reduced by the amount of such Variable Coupon after such amount is paid. For any Quarterly Observation Period in respect of which the Strategy Return Amount is negative, the Strategy Reserve will be reduced by the amount of the loss. The Strategy Fee will be payable in all circumstances (unless a Stop-Loss Event occurs).

3. The Notes are 100% principal protected if held until maturity (as illustrated in the flowchart above by the portion of the chart in the purple border). The total amount due and payable on the Notes on the Maturity Date will equal the principal amount plus the Final Strategy Reserve. This amount is payable in addition to the final Variable Coupon payment, if any, that also may be due on the Maturity Date.

4. “SRG” stands for “Strategy Reserve growth.” During any Quarterly Observation Period, Strategy Reserve growth may be positive or negative, depending on the relationship between the Strategy Return Amount, the Interest Amount and the Strategy Fee. You will only receive Variable Coupon payments following Interim Periods in which Strategy Reserve growth is positive (indicated by the blue arrows in the flowchart above) and only to the extent that the Ending Strategy Reserve with respect to such Quarterly Observation Period is greater than the Initial Strategy Reserve.

Hypothetical Payment Examples
The following examples are provided for purposes of illustration only.  They illustrate possible Variable Coupon payments for a single Quarterly Observation Period based on hypothetical Strategy Return Amounts that could result from positive or negative performance of the UBS STRAUS Index during that period. These hypothetical Strategy Return Amounts have been chosen arbitrarily for the purpose of these examples, are not a reflection of UBS research forecasts for performance of the UBS STRAUS Index or for LIBOR rates during the term of the Notes, and should not be taken as indicative of future performance of the UBS STRAUS Index or an investment in the Notes.

The following hypothetical examples of Variable Coupon payments are based on the following assumptions:

Principal Amount:	$1,000

Initial Strategy Reserve:*	$148

LIBOR:**	3.25%

Number of Days in Quarterly Observation Period:***	90

    *Actual Initial Strategy Reserve to be determined on the Trade Date.
  **Actual LIBOR to be determined on the LIBOR Observation Date for each Quarterly Observation Period.
***Actual number of calendar days per Quarterly Observation Period will vary between 89 and 92.

Hypothetical Example 1: Strategy Return Amount is positive, and a Variable Coupon is payable.

Starting Strategy Reserve	Index Return	Strategy Return Amount	Interest Amount	Strategy Fee	Ending Strategy Reserve	Variable Coupon
$148.00	0.25%	$25.00	$1.11	$3.75	$170.36	$22.36

This example assumes a Starting Strategy Reserve for the Quarterly Observation Period of $148, and an Index Return of 0.25%.

The Strategy Return Amount is calculated by multiplying (i) the principal amount and (ii) the product of (a) a leverage factor of 10 and (b) the Index Return:

Strategy Return Amount = ($1,000) x (10) x (0.25%) = $25.00

The Interest Amount is calculated by multiplying (i) the Starting Strategy Reserve and (ii) the product of (a) LIBOR minus 0.25% and (b) a day count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360:

Interest Amount = ($148.00) x (3.25% – 0.25%) x (90/360) = $1.11

The Strategy Fee is calculated by multiplying (i) the principal amount and (ii) the product of (a) 1.5% and (b) a day count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360:

Strategy Fee = ($1,000) x (1.5%) x (90/360) = $3.75

The Ending Strategy Reserve is calculated by (i) adding (a) the Starting Strategy Reserve, (b) the Strategy Return Amount and (c) the Interest Amount and (ii) then subtracting the Strategy Fee:
Ending Strategy Reserve = ($148.00) + ($25.00) + ($1.11) – ($3.75) = $170.36

Since the Ending Strategy Reserve is greater than the Initial Strategy Reserve, the Variable Coupon for the Quarterly Observation Period would equal the difference between the Ending Strategy Reserve and the Initial Strategy Reserve:
Variable Coupon = ($170.36) – ($148.00) = $22.36

Hypothetical Example 2: Strategy Return Amount is negative, and no Variable Coupon is payable.

Starting Strategy Reserve	Index Return	Strategy Return Amount	Interest Amount	Strategy Fee	Ending Strategy Reserve	Variable Coupon
$148.00	-0.50%	-$50.00	$1.11	$3.75	$95.36	$0

This example assumes a Starting Strategy Reserve for the Quarterly Observation Period of $148, and an Index Return of -0.50%.

The Strategy Return Amount is calculated by multiplying (i) the principal amount and (ii) the product of (a) a leverage factor of 10 and (b) the Index Return:

Strategy Return Amount = ($1,000 ) x (10) x (-0.50%) = -$50.00

The Interest Amount is calculated by multiplying (i) the Starting Strategy Reserve and (ii) the product of (a) LIBOR minus 0.25% and (b) a day count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360:

Interest Amount = ($148.00) x (3.25% – 0.25%) x (90/360) = $1.11

The Strategy Fee is calculated by multiplying (i) the principal amount and (ii) the product of (a) 1.5% and (b) a day count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360:
Strategy Fee = ($1,000) x (1.5%) x (90/360) = $3.75

The Ending Strategy Reserve is calculated by (i) adding (a) the Starting Strategy Reserve, (b) the Strategy Return Amount and (c) the Interest Amount and (ii) then subtracting the Strategy Fee:
Ending Strategy Reserve = ($148.00) + (-$50.00) + ($1.11) – ($3.75) = $95.36

Since the Ending Strategy Reserve is less than the Initial Strategy Reserve, no Variable Coupon would be paid for this Quarterly Observation Period.

Hypothetical Example 3: Strategy Return Amount is positive, but no Variable Coupon is payable due to prior negative Strategy Return Amounts.

Starting Strategy Reserve	Index Return	Strategy Return Amount	Interest Amount	Strategy Fee	Ending Strategy Reserve	Variable Coupon
$95.36	0.30%	$30.00	$0.72	$3.75	$122.33	$0

This example illustrates a possible scenario in which the Strategy Return Amount is positive in respect of a Quarterly Observation Period following previous Quarterly Observation Periods in respect of which the Strategy Return Amount was negative.  In this example, we assume that the Starting Strategy Reserve for the Quarterly Observation Period is $95.36, and the Index Return is 0.30%.

The Strategy Return Amount is calculated by multiplying (i) the principal amount and (ii) the product of (a) a leverage factor of 10 and (b) the Index Return:

Strategy Return Amount = ($1,000) x (10) x (0.30%) = $30.00

The Interest Amount is calculated by multiplying (i) the Starting Strategy Reserve and (ii) the product of (a) LIBOR minus 0.25% and (b) a day count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360:

Interest Amount = ($95.36) x (3.25% – 0.25%) x (90/360) = $0.72

The Strategy Fee is calculated by multiplying (i) the principal amount and (ii) the product of (a) 1.5% and (b) a day count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360:

Strategy Fee = ($1,000) x (1.5%) x (90/360) = $3.75

The Ending Strategy Reserve is calculated by (i) adding (a) the Starting Strategy Reserve, (b) the Strategy Return Amount and (c) the Interest Amount and (ii) then subtracting the Strategy Fee:
Ending Strategy Reserve = ($95.36) + ($30.00) + ($0.72) – ($3.75) = $122.33

Since the Ending Strategy Reserve is less than the Initial Strategy Reserve, no Variable Coupon would be paid for this Quarterly Observation Period, despite the fact that the Index Return was positive.

Hypothetical Example 4: Stop-Loss Event

Starting Strategy Reserve	Interim Index Return	Interim Strategy Return Amount	Interim Interest Amount	Strategy Fee	Interim Strategy Reserve	Variable Coupon
$95.36	-0.80%	-$80.00	$0.36	$3.75	$11.97	$0

This example illustrates a possible scenario in which a Stop-Loss Event occurs on the 45th calendar day of a Quarterly Observation Period following previous Quarterly Observation Periods in respect of which the Strategy Return Amount was negative.  In this example, we assume that the Starting Strategy Reserve for the Quarterly Observation Period is $95.36, and the Index Return, as of 11 A.M., London time, on the day on which the Stop-Loss Event occurs (the “Interim Index Return”) is –0.80%. The Interim Index Return, Interim Strategy Return Amount, Interim Interest Amount and Interim Strategy Reserve reflect the values for such quantities as of the trading day on which the Stop-Loss Event occurs.

The Interim Strategy Return Amount is calculated by multiplying (i) the principal amount and (ii) the product of (a) a leverage factor of 10 and (b) the Interim Index Return:

Interim Strategy Return Amount = ($1,000) x (10) x (-0.80%) = -$80.00

The Interim Interest Amount is calculated by multiplying (i) the Starting Strategy Reserve and (ii) the product of (a) LIBOR minus 0.25% and (b) a day count fraction, the numerator of which is equal to the number of calendar days from and including the first day of the Quarterly Observation Period to and including the day on which the Stop-Loss Event occurs, and the denominator of which is 360:

Interim Interest Amount = ($95.36) x (3.25% – 0.25%) x (45/360) = $0.36

The Strategy Fee is calculated by multiplying (i) the principal amount and (ii) the product of (a) 1.5% and (b) a day count fraction, the numerator of which is equal to the number of calendar days in the Quarterly Observation Period, and the denominator of which is 360:

Strategy Fee = ($1,000) x (1.5%) x (90/360) = $3.75

The Interim Strategy Reserve is calculated by (i) adding (a) the Starting Strategy Reserve, (b) the Interim Strategy Return Amount and (c) the Interim Interest Amount and (ii) then subtracting the Strategy Fee:

Interim Strategy Reserve = ($95.36) + (-$80.00) + ($0.36) – ($3.75) = $11.97

Since the Interim Strategy Reserve is less than 10% of the Initial Strategy Reserve, a Stop-Loss Event has occurred. No Variable Coupon payment would be made for this Quarterly Observation Period, and your investment in the Notes would no longer be exposed to the UBS STRAUS Index. No further Variable Coupon payments would be made during the term of the Notes, and no further Strategy Fee would be assessed for subsequent Quarterly Observation Periods.

The Remaining Interest for the Quarterly Observation Period would be calculated based on the Starting Strategy Reserve for, and the number of calendar days remaining in, the Quarterly Observation Period.  In this case, the Remaining Interest for the Quarterly Observation Period would equal $0.36 (($95.36) x (3.25% – 0.25%) x (45/360)), and the Ending Strategy Reserve would equal $12.33 ($11.97 + $0.36). This $12.33 would continue to increase by the Interest Amount, compounded quarterly.  The Final Strategy Reserve would be paid to you, along with the principal amount, upon redemption of the Notes at maturity.

Hypothetical Return Tables for Variable Coupon Payments and Payment at Maturity
The tables below illustrate two hypothetical scenarios detailing the various payment amounts you might receive if you hold your Notes to maturity. These scenarios are for purposes of illustration only and are not a reflection of UBS research forecasts for performance of the UBS STRAUS Index or for LIBOR rates during the term of the Notes, and should not be taken as indicative of future performance of the UBS STRAUS Index.

Both scenarios below are based on the following assumptions:

Principal Amount:                                       $1,000

Initial Strategy Reserve:*                          $148.00

*Actual Initial Strategy Reserve to be determined on the Trade Date.

Hypothetical Scenario 1

In this scenario, no Stop-Loss Event occurs during the term of the Notes, and your investment in the Notes is exposed to the UBS STRAUS Index throughout the entire term of the Notes. As indicated below, you would receive a Variable Coupon payment following each Quarterly Observation Period for which the Ending Strategy Reserve was greater than the Initial Strategy Reserve.  These payments are highlighted in green below.  You would not receive Variable Coupon payments following those Quarterly Observation Periods for which Index Return was negative and the Ending Strategy Reserve was less than the Initial Strategy Reserve.  The Variable Coupon column for these periods is highlighted in red.  In addition, you would not receive Variable Coupon payments following those Quarterly Observation Periods for which overall Index Return was positive but the Ending Strategy Reserve was still less than the Initial Strategy Reserve.  The Variable Coupon column for these periods is highlighted in yellow.  At maturity, you would receive the Final Strategy Reserve along with the principal amount of your Notes.  The internal rate of return (the “IRR”) for the Notes in this scenario would be approximately 11.12%.

		Starting	Index							Ending
Start of	End of	Strategy	Ending	Index		Day-Count	Strategy	Interest	Strategy	Strategy	Variable	Total
Period	Period	Reserve	Level(1)	Return(2)	LIBOR(3)	Fraction	Return	Amount	Fee	Reserve	Coupon	Cashflow
n/a	2/29/2008	$148.00	108.90									($1,000.00)
2/29/2008	5/20/2008	$148.00	109.28	0.38%	3.25%	81/360	$38.44	$1.00	-$3.38	$184.07	$36.07	$36.07
5/20/2008	8/20/2008	$148.00	109.22	-0.06%	3.23%	92/360	-$6.42	$1.13	-$3.83	$138.87	$0.00	$0.00
8/20/2008	11/20/2008	$138.87	109.52	0.30%	2.62%	92/360	$30.46	$0.84	-$3.83	$166.34	$18.34	$18.34
11/20/2008	2/20/2009	$148.00	109.77	0.25%	2.62%	92/360	$24.93	$0.90	-$3.83	$169.99	$21.99	$21.99
2/20/2009	5/20/2009	$148.00	109.62	-0.15%	2.57%	89/360	-$15.41	$0.85	-$3.71	$129.73	$0.00	$0.00
5/20/2009	8/20/2009	$129.73	109.80	0.18%	2.66%	92/360	$18.00	$0.80	-$3.83	$144.70	$0.00	$0.00
8/20/2009	11/20/2009	$144.70	110.58	0.78%	2.78%	92/360	$77.74	$0.93	-$3.83	$219.53	$71.53	$71.53
11/20/2009	2/20/2010	$148.00	110.93	0.35%	2.93%	92/360	$34.91	$1.01	-$3.83	$180.09	$32.09	$32.09
2/20/2010	5/20/2010	$148.00	110.82	-0.11%	3.08%	89/360	-$11.02	$1.03	-$3.71	$134.30	$0.00	$0.00
5/20/2010	8/20/2010	$134.30	111.39	0.57%	3.21%	92/360	$57.29	$1.01	-$3.83	$188.78	$40.78	$40.78
8/20/2010	11/20/2010	$148.00	111.65	0.26%	3.36%	92/360	$26.30	$1.18	-$3.83	$171.65	$23.65	$23.65
11/20/2010	2/20/2011	$148.00	112.15	0.50%	3.50%	92/360	$49.91	$1.23	-$3.83	$195.30	$47.30	$47.30
2/20/2011	5/20/2011	$148.00	112.01	-0.14%	3.62%	89/360	-$14.00	$1.23	-$3.71	$131.52	$0.00	$0.00
5/20/2011	8/20/2011	$131.52	112.05	0.04%	3.75%	92/360	$3.87	$1.18	-$3.83	$132.74	$0.00	$0.00
8/20/2011	11/20/2011	$132.74	112.61	0.56%	3.87%	92/360	$56.12	$1.23	-$3.83	$186.25	$38.25	$38.25
11/20/2011	2/20/2012	$148.00	112.65	0.04%	3.97%	92/360	$3.51	$1.41	-$3.83	$149.09	$1.09	$1.09
2/20/2012	5/20/2012	$148.00	112.60	-0.05%	4.06%	90/360	-$4.55	$1.41	-$3.75	$141.10	$0.00	$0.00
5/20/2012	8/20/2012	$141.10	113.18	0.58%	4.13%	92/360	$57.97	$1.40	-$3.83	$196.64	$48.64	$48.64
8/20/2012	11/20/2012	$148.00	113.00	-0.18%	4.21%	92/360	-$17.99	$1.50	-$3.83	$127.67	$0.00	$0.00
11/20/2012	2/20/2013	$127.67	113.61	0.61%	4.30%	92/360	$60.94	$1.32	-$3.83	$186.10	$38.10	$1,186.10

(1)
The Index Ending Levels for the Quarterly Observation Periods in this scenario were randomly chosen for purposes of illustration only. The actual Index Ending Level for each Quarterly Observation Period will be determined on the first preceding Index Valuation Date prior to the end of such Quarterly Observation Period. The actual Index Starting Level for the first Quarterly Observation Period will be determined on the Trade Date.  The Index Level on February 1, 2008 was 108.9670.

(2)	Index Return values have been rounded to the nearest 1/100 percent.

(3)
LIBOR for each Quarterly Observation Period in this scenario was calculated based on market-implied U.S. Dollar swap rates as of February 1, 2008.  LIBOR for each Quarterly Observation Period will be calculated as of the relevant LIBOR Observation Date for such period.

Hypothetical Scenario 2

A Stop-Loss Event occurs when the Strategy Reserve falls below 10% of the Initial Strategy Reserve. You should note that regardless of the performance of the UBS STRAUS Index or the application of the Strategy Fee, the Strategy Reserve will never be less than zero.  In this scenario, a Stop-Loss Event occurred when the Strategy Reserve fell below $14.80 on the last day of the Quarterly Observation Period ending August 20, 2011. Following a Stop-Loss Event, your investment in the Notes would no longer be exposed to the UBS STRAUS Index, and no further Strategy Fee would be assessed for subsequent Quarterly Observation Periods.  You would not receive any further Variable Coupon payments during the remainder of the term of the Notes.  The Variable Coupon column for the periods in which your investment in the Notes would not be exposed to the UBS STRAUS Index is highlighted in grey.  Following the Stop-Loss Event, the remaining Strategy Reserve would continue to increase by the Interest Amount, compounded quarterly.  At maturity, you would receive the Final Strategy Reserve, along with the principal amount of your Notes.  The IRR for the Notes in this scenario would be approximately 6.49%.

		Starting	Index							Ending
Start of	End of	Strategy	Ending	Index		Day-Count	Strategy	Interest	Strategy	Strategy	Variable	Total
Period	Period	Reserve	Level(1)	Return(2)	LIBOR(3)	Fraction	Return	Amount	Fee	Reserve	Coupon	Cashflow
n/a	2/29/2008	$148.00	108.90									($1,000.00)
2/29/2008	5/20/2008	$148.00	109.28	0.38%	3.25%	81/360	$38.44	$1.00	-$3.38	$184.07	$36.07	$36.07
5/20/2008	8/20/2008	$148.00	109.22	-0.06%	3.23%	92/360	-$6.42	$1.13	-$3.83	$138.87	$0.00	$0.00
8/20/2008	11/20/2008	$138.87	109.52	0.30%	2.62%	92/360	$30.46	$0.84	-$3.83	$166.34	$18.34	$18.34
11/20/2008	2/20/2009	$148.00	109.77	0.25%	2.62%	92/360	$24.93	$0.90	-$3.83	$169.99	$21.99	$21.99
2/20/2009	5/20/2009	$148.00	109.62	-0.15%	2.57%	89/360	-$15.41	$0.85	-$3.71	$129.73	$0.00	$0.00
5/20/2009	8/20/2009	$129.73	109.80	0.18%	2.66%	92/360	$18.00	$0.80	-$3.83	$144.70	$0.00	$0.00
8/20/2009	11/20/2009	$144.70	110.58	0.78%	2.78%	92/360	$77.74	$0.93	-$3.83	$219.53	$71.53	$71.53
11/20/2009	2/20/2010	$148.00	110.93	0.35%	2.93%	92/360	$34.91	$1.01	-$3.83	$180.09	$32.09	$32.09
2/20/2010	5/20/2010	$148.00	110.82	-0.11%	3.08%	89/360	-$11.02	$1.03	-$3.71	$134.30	$0.00	$0.00
5/20/2010	8/20/2010	$134.30	111.39	0.57%	3.21%	92/360	$57.29	$1.01	-$3.83	$188.78	$40.78	$40.78
8/20/2010	11/20/2010	$148.00	111.65	0.26%	3.36%	92/360	$26.30	$1.18	-$3.83	$171.65	$23.65	$23.65
11/20/2010	2/20/2011	$148.00	112.15	0.50%	3.50%	92/360	$49.91	$1.23	-$3.83	$195.30	$47.30	$47.30
2/20/2011	5/20/2011	$148.00	112.01	-0.14%	3.62%	89/360	-$14.00	$1.23	-$3.71	$131.52	$0.00	$0.00
5/20/2011	8/20/2011	$131.52	110.84	-1.18%	3.75%	92/360	-$117.63	$1.18	-$3.83	$11.24	$0.00	$0.00
8/20/2011	11/20/2011	$11.24	110.25	-0.59%	3.87%	92/360	$0.00	$0.10	$0.00	$11.34	$0.00	$0.00
11/20/2011	2/20/2012	$11.34	110.03	-0.22%	3.97%	92/360	$0.00	$0.11	$0.00	$11.45	$0.00	$0.00
2/20/2012	5/20/2012	$11.45	108.90	-1.13%	4.06%	90/360	$0.00	$0.11	$0.00	$11.56	$0.00	$0.00
5/20/2012	8/20/2012	$11.56	109.13	0.22%	4.13%	92/360	$0.00	$0.11	$0.00	$11.68	$0.00	$0.00
8/20/2012	11/20/2012	$11.68	109.35	0.23%	4.21%	92/360	$0.00	$0.12	$0.00	$11.79	$0.00	$0.00
11/20/2012	2/20/2013	$11.79	109.58	0.22%	4.30%	92/360	$0.00	$0.12	$0.00	$11.92	$0.00	$1,011.92

(1)
The Index Ending Levels for the Quarterly Observation Periods in this scenario were randomly chosen for purposes of illustration only. The actual Index Ending Level for each Quarterly Observation Period will be determined on the first preceding Index Valuation Date prior to the end of such Quarterly Observation Period. The actual Index Starting Level for the first Quarterly Observation Period will be determined on the Trade Date.  The Index Level on February 1, 2008 was 108.9670.

(2)	Index Return values have been rounded to the nearest 1/100 percent.

(3)
LIBOR for each Quarterly Observation Period in this scenario was calculated based on market-implied U.S. Dollar swap rates as of February 1, 2008.  LIBOR for each Quarterly Observation Period will be calculated as of the relevant LIBOR Observation Date for such period.

The above hypothetical scenarios are presented purely for the purpose of illustrating the various payout features of the Notes.  Variable Coupon payments and internal rates of return shown are arbitrary and do not necessarily indicate the levels of Variable Coupon payments or internal rates of return that you may actually achieve if you invest in the Notes.

Summary
This free writing prospectus describes terms that will apply generally to the Notes.  On the trade date, UBS AG will prepare a pricing supplement that will also include the specific pricing terms for this issuance. This free writing prospectus and the pricing supplement prepared on the trade date should be read in connection with the UBS Straus Index Supplement and the accompanying prospectus.

References to “UBS,” “we,” “our” and “us” refer only to UBS AG and not to its consolidated subsidiaries. In this free writing prospectus, when we refer to the “Notes,” we mean the 100% Principal Protection Notes with Interest linked to the UBS STRAUS Index.  Also, references to the “accompanying prospectus” mean the accompanying UBS prospectus, dated March 27, 2006, and references to the “UBS STRAUS Index Supplement,” mean the accompanying UBS index supplement, dated December 13, 2007. References to the “pricing supplement” means the pricing supplement relating to your Notes prepared by UBS AG on the trade date.

100% Principal Protection Notes with interest linked to the UBS STRAUS Index

The 100% Principal Protection Notes with interest linked to the UBS STRAUS Index (the “Notes”) are medium term notes issued by UBS AG that provide 10 times leveraged exposure to the UBS STRAUS Index.  The Notes are 100% principal protected if held to maturity.  The Notes are unsecured obligations of UBS AG that rank equally with its other unsecured unsubordinated obligations.

The Notes will pay a variable quarterly payment (each, a “Variable Coupon” payment) based on the performance of the UBS STRAUS Index.  At inception, the principal amount of your investment in the Notes, after deduction of the 1.25% underwriting discount payable up front, will be notionally allocated as follows:

(i)   82%–86% to a notional investment in a hypothetical zero coupon bond with a face amount equal to the principal amount of your Notes, which will provide for the return of 100% of your principal amount at maturity, and

(ii)  12.75%–16.75% to the “Strategy Reserve,” which is a hypothetical cash reserve used to collateralize the hypothetical leveraged investment of your principal amount in the UBS STRAUS Index.

During the term of the Notes, you will receive Variable Coupon payments to the extent that, at the end of each quarterly period (each, a “Quarterly Observation Period”), the remaining Strategy Reserve (the “Ending Strategy Reserve”) exceeds the Strategy Reserve on the trade date (the “Initial Strategy Reserve”). The Strategy Reserve will increase or decrease by an amount equal to:

(i)    the return of the notional investment of your principal amount, as amplified by a leverage factor of 10, in the UBS STRAUS Index (the “Strategy Return Amount”); plus

(ii)    interest accrued on the Strategy Reserve balance as of beginning of the Quarterly Observation Period (the “Starting Strategy Reserve”) at an annual rate of LIBOR minus 25 basis points (the “Interest Amount”); minus

(iii)   the quarterly installment of an annual fee accruing at a rate of 1.5% per annum of the principal amount of your Notes (the “Strategy Fee”).

If the Strategy Reserve declines to less than 10% of the Initial Strategy Reserve, this will constitute a Stop-Loss Event. Following a Stop-Loss Event, your investment in the Notes will no longer be exposed to the UBS STRAUS Index.  You will receive no further Variable Coupon payments during the term of the Notes, and no further Strategy Fee will be assessed for subsequent Quarterly Observation Periods.  The remaining Strategy Reserve, if any, will continue to increase by the Interest Amount, compounded quarterly.  Upon redemption of your Notes at maturity, you will receive 100% of your principal amount, plus any remaining Strategy Reserve (the “Final Strategy Reserve”).

Can you sell the Notes back to us?

Although we are not obligated to do so, our current practice is to quote you a price for the purchase of your Notes upon request.  However, any purchase price we would quote you prior to redemption at maturity would take into consideration then-current market conditions and expectations of future payments on the Notes and, as a result, any purchase price we quote you may be significantly less than the principal amount of the Notes.  You should therefore be prepared to hold the Notes to maturity.

The Notes Are Part of a Series.

The Notes are part of a series of debt securities entitled “Medium Term Notes, Series A” which we may issue from time to time under our indenture, which is described in the accompanying prospectus. This free writing prospectus summarizes general financial and other terms that apply to the Notes. Terms that apply generally to all Medium Term Notes, Series A are described in “Description of Debt Securities We May Offer” in the accompanying prospectus. The terms described here (i.e., in this free writing prospectus) supplement those described in the accompanying prospectus and, if the terms described here are inconsistent with those described there, the terms described here are controlling.

The UBS STRAUS Index
The following is a qualitative description of the UBS Short Term Rates Automated Strategy Index (the “UBS STRAUS Index”), including its composition, weighting and method of calculation.  The information in this description has been taken from the UBS STRAUS Index Supplement filed on December 13, 2007.  The description in the UBS STRAUS Index Supplement, and not this description, will govern the calculation and composition of the UBS STRAUS Index and other decisions and actions related to its maintenance. Capitalized terms used but not otherwise defined in this section shall have the meanings set forth in the UBS STRAUS Index Supplement.

The UBS Short Term Rates Automated Strategy Index is a proprietary index, developed and administered by UBS, that reflects the performance of an algorithmic trading strategy (which we refer to as the “STRAUS strategy”) designed to identify and exploit certain trends in interest rate future prices.  The UBS STRAUS Index applies the STRAUS strategy to simulated long or short positions in 3-month short-term interest rate (or “STIR”) future contracts (each of which we sometimes refer to as a “STIR future”) in the following five financial markets on the basis of the following fixed weightings:  the U.S. Dollar (45%), the Euro (30%), the British Pound (5%), the Japanese Yen (15%) and the Swiss Franc (5%).  These weightings have been chosen by the Index Sponsor to reflect the relative economic importance of each financial market as of the Index Launch Date (as defined below), as determined by reference to a number of factors, including gross domestic product.

The STRAUS strategy is predicated on the premise that central banks exercise "gradualism" in their conduct of monetary policy, which results in trends in the way short-term interest rates behave. The UBS STRAUS Index is designed to identify and participate in these short-term interest rate trends by establishing and maintaining a simulated portfolio of long and short positions in STIR futures (the “Index Portfolio”) and making dynamic adjustments to such portfolio in response to these trends. The STRAUS strategy will be profitable, and the UBS STRAUS Index will increase over time, if the positions in STIR futures comprising the Index Portfolio are themselves profitable over time. This will occur if, in general, the STRAUS strategy correctly identifies price trends which persist for longer or to a greater extent than was implied by market prices for the STIR futures at the time when a given position was established.

The initial Index Portfolio was established on October 3, 2007 (the “Index Launch Date”) as follows: USD (+1), EUR (-1), CHF (+1), JPY (+1), GBP (-1).  A (+1) indicates a simulated long position in STIR futures, and a (-1) indicates a simulated short position in STIR futures. These indicators (which we refer to as “Position Values”) are dynamically adjusted by applying an algorithm based on fluctuations in the prices of the STIR futures comprising the Index Portfolio and the relationship between certain shorter-term and longer-term exponential moving average prices of those STIR futures. While STIR futures prices are observed daily, dynamic adjustments to the Index Portfolio based on application of the algorithm are executed on a weekly basis. At any given time, the Index Portfolio will consist of either a simulated short position or a simulated long position in STIR futures in each of the 5 financial markets listed above.  As of the date of this free writing prospectus, the Index Portfolio is as follows: USD (+1), EUR (-1), CHF (+1), JPY (+1) and GBP (+1).

The performance of the Index Portfolio is measured every February 7, May 7, August 7 and November 7 (each, a “Roll Date”) at 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding securities linked to the UBS STRAUS Index).  STIR futures expire on a fixed March, June, September and December cycle.  On each Roll Date, the Index Portfolio is reconstituted by notionally unwinding simulated positions in STIR futures expiring prior to the subsequent Roll Date and notionally entering into simulated positions in STIR futures expiring after the subsequent Roll Date, based on the bid-ask prices for each STIR future on its respective Designated Exchange (as specified below) at 11:00 A.M., London Time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding securities linked to the UBS STRAUS Index) , on such date. For example, if on May 7, 2008, the Index Portfolio consists of simulated positions in STIR futures expiring in June 2008, such simulated positions will be notionally unwound and the Index Portfolio will be reconstituted with corresponding simulated positions in STIR futures expiring in September 2008. We refer to the period commencing on (but excluding) one Roll Date and ending on (and including) the next Roll Date as a “Roll Period.”  The Position Value of each new simulated position in a STIR future will be the same as the Position Value of the simulated position in such STIR future immediately prior to its unwinding.  The simulated gains and losses resulting from simulated settlement of the STIR futures on a Roll Date are added to (or, if negative, subtracted from) any simulated gains and losses resulting from any dynamic adjustments made to the Index Portfolio during the Roll Period prior to such Roll Date.  The net result of these simulated gains and losses for each Roll Period constitutes the Index Performance for that Roll Period and is added to (or, if negative, subtracted from) the level of the UBS STRAUS Index at the start of that Roll Period.  In addition, Index Performance is measured daily throughout each Roll Period by calculating the net result of the simulated gains and losses that would be achieved through simulated settlement of all open hypothetical positions comprising the Index Portfolio on each trading day.

The exchanges on which the STIR futures comprising the Index Portfolio are traded (the “Designated Exchanges”) are the London International Financial Futures Exchange (“LIFFE”) in the case of the Swiss Franc, the Euro and the British Pound; the Tokyo Financial Exchange (“TFX”) in the case of the Japanese Yen; and the Chicago Mercantile Exchange (“CME”) in the case of the U.S. Dollar.

Set forth below is a current list of the interest futures contracts comprising the Index Portfolio, together with their respective symbols and exchanges, as of the date of this free writing prospectus:

•
in respect of Swiss Franc, a 3-month Euro Swiss Franc Interest Rate Future determined by LIFFE on the basis of the August 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “ES;”

•
in respect of Euro, a 3-month Euro (EURIBOR) Interest Rate Future determined by LIFFE on the basis of the August 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “ER;”

•
in respect of British Pound, a 3-month Short Sterling Interest Rate Future determined by LIFFE on the basis of the August 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “L;”

•
in respect of Japanese Yen, a 3-month Euroyen Interest Rate Future determined by TFX on the basis of the October 2004 contract specification, expiring in March, June, September or December, Bloomberg ticker “YE;” and

•
in respect of U.S. Dollar, a 3-month Eurodollar Interest Rate Future, as determined by CME on the basis of the current contract specifications, expiring in March, June, September or December, Bloomberg ticker “ED.”

The UBS STRAUS Index is calculated and published daily, with published information reflecting the Index Level and the Index Portfolio as of 11:00 A.M., London time (or shortly thereafter, taking into consideration available prices for the number of STIR futures that would need to be hypothetically settled as a result of such determination and the hedging activities of UBS or our affiliates in respect of any outstanding securities linked to the UBS STRAUS Index), on the preceding trading day. Index information is available under the symbol “UBFSTRSQ ” from Bloomberg.

Historical Performance of the UBS STRAUS Index

The UBS STRAUS Index was first published on October 3, 2007, with a base date of January 1, 1993 and a base Index Level of 100 as of the base date.  The following table shows the quarterly performance of the UBS STRAUS Index for all four calendar quarters in each of 2003, 2004, 2005, 2006 and 2007.  Partial data is provided for the first calendar quarter of 2008.  Because the UBS STRAUS Index was created only on October 3, 2007, the Index Sponsor has retrospectively calculated the levels of the UBS STRAUS Index based on actual historical STIR future prices on all dates prior to October 3, 2007 using the same methodology as described above.  All STIR future prices used to calculate the performance of the UBS STRAUS Index are based on Bloomberg quotations. Although UBS believes that this retrospective calculation represents accurately and fairly how the UBS STRAUS Index would have performed from January 1, 1993 through February 1, 2008, the UBS STRAUS Index did not, in fact, exist before October 3, 2007. All prospective investors should be aware that no actual investment which would have allowed a tracking of the performance of the UBS STRAUS Index was possible at any time prior to October 3, 2007.  In any event, the historical level of the UBS STRAUS Index should not be taken as an indication of future performance, and no assurance can be given as to the Index Level on any given trading day.

Quarter Start	Quarter End	Quarterly Low	Quarterly High	Quarter Close	Quarterly Change
1/1/2003	3/31/2003	107.1418	107.4036	107.3333	0.1475
4/1/2003	6/30/2003	107.2176	107.5201	107.4071	0.0738
7/1/2003	9/30/2003	107.2956	107.4506	107.4506	0.0435
10/1/2003	12/31/2003	107.3383	107.5146	107.5146	0.0640
1/1/2004	3/31/2004	107.5048	107.7268	107.7061	0.1915
4/1/2004	6/30/2004	107.4456	107.6736	107.5156	-0.1905
7/1/2004	9/30/2004	107.3918	107.5121	107.4123	-0.1033
10/1/2004	12/31/2004	107.3876	107.6073	107.6056	0.1933
1/3/2005	3/31/2005	107.6073	107.7631	107.7586	0.1530
4/1/2005	6/30/2005	107.7133	107.8108	107.8108	0.0522
7/1/2005	9/30/2005	107.7016	107.8773	107.8773	0.0665
10/3/2005	12/30/2005	107.8646	107.9928	107.9528	0.0755
1/2/2006	3/31/2006	107.9133	108.1048	108.1048	0.1520
4/3/2006	6/30/2006	108.0713	108.2706	108.2133	0.1085
7/3/2006	9/29/2006	108.1058	108.2488	108.1203	-0.0930
10/2/2006	12/29/2006	108.0246	108.1683	108.1666	0.0463
1/1/2007	3/30/2007	108.0451	108.2196	108.0626	-0.1040
4/2/2007	6/29/2007	108.0521	108.1771	108.1693	0.1067
7/2/2007	9/28/2007	108.0943	108.2808	108.2371	0.0678
10/1/2007	12/31/2007*	108.1340	108.4033	108.3982	0.1611
1/2/2008*	2/01/2008*	108.4137*	108.9270*	108.9670*	0.5688*

*As of the date of this free writing prospectus, available information for the first calendar quarter of 2008 includes data for the period from January 2, 2008 through February 1, 2008.  Accordingly, the “Quarter End,” “Quarterly Low,” “Quarterly High,” “Quarter Close” and “Quarterly Change” data indicated are for this shortened period only and do not reflect complete data for the first calendar quarter of 2008.

Risk Factors

Your investment in the Notes will involve risks. The Notes are not secured debt. Unlike ordinary debt securities, the return on the Notes is linked to the performance of the UBS STRAUS Index.  This section describes the most significant risks relating to an investment in the Notes. We urge you to read the following information about these risks, together with the other information in this free writing prospectus, the UBS STRAUS Index Supplement and the accompanying prospectus before investing in the Notes.

The Notes are intended to be held to maturity. Your principal protection applies only if you hold your Notes to maturity.

You will receive at least the minimum payment of 100% of the principal amount of your Notes if you hold your Notes to maturity. If you  sell your Notes in the secondary market prior to maturity, you will not receive principal protection on the portion of your Notes sold, and the price you may receive for your Notes could be significantly less than your principal amount. You should be willing to hold your Notes to maturity.

Your periodic payments on the Notes are uncertain and could be zero, and the price you may receive for your Notes in any secondary market that may develop could be significantly less than your principal amount.

Unlike ordinary debt securities, the Notes do not guarantee regular periodic interest payments. Periodic payments on the Notes are linked to the performance of the UBS STRAUS Index.  The performance of the UBS STRAUS Index depends on the ability of the algorithm employed by the UBS STRAUS Index to correctly predict and exploit movements in STIR future prices from one measuring date to the next.  Movements in interest rates and forward interest rates are uncertain, and movement cycles can occur at unpredictable times.  There can be no assurance the algorithm will be able to predict correctly such movements or that any returns will be achieved.  In addition, you will only receive Variable Coupon payments to the extent that the Ending Strategy Reserve for a given Quarterly Observation Period is greater than the Initial Strategy Reserve.  Therefore, a positive Index Return over a Quarterly Observation Period does not guarantee that you will receive a Variable Coupon payment at the end of such period.  There may be Quarterly Observation Periods for which the Index Return is positive but no Variable Coupon is paid due to the residual effects of past negative Index Returns or low LIBOR rates.

Owning the Notes is not the same as owning the STIR futures that constitute the Index Portfolio.
The return on your Notes will not reflect the return you would have realized if you had actually owned the STIR futures that constitute the Index Portfolio.  If the level of the UBS STRAUS Index increases during a Quarterly Observation Period, the market value of the Notes may not increase by the same amount or at all. It is also possible for the level of the UBS STRAUS Index to increase while the market value of the Notes declines.  Furthermore, the fact that the return on the Notes is amplified by a leverage factor of ten times the performance of the UBS STRAUS Index means that not only the gains but also any losses on the performance of the UBS STRAUS Index will be multiplied by a factor of ten, thereby significantly amplifying the negative impact on the return of your Notes should the level of the UBS STRAUS Index decrease. In addition, owning STIR futures in currencies other than U.S. Dollars would give investors potential exposure to movements in the exchange rates between those currencies and the U.S. Dollar, commonly referred to as “exchange rate risk.” The UBS STRAUS Index has been designed to remove any potential exposure to exchange rate risk, and the UBS STRAUS Index will not reflect, and therefore investors in the Notes will not realize, any gains or losses resulting solely from movements in exchange rates.

The various simulated positions in STIR futures that constitute the Index Portfolio may perform differently, and losses from negatively performing simulated positions could offset potential gains attributable to positively performing simulated positions.

The Index Portfolio consists of simulated long and short positions in STIR futures in five different financial markets, each of which represents a separate hypothetical investment.  The STRAUS algorithm is designed to dynamically adjust the simulated positions constituting the Index Portfolio in order to maximize profitability.  For any period of time, gains attributable to simulated long or short positions in particular STIR futures could be reduced, offset or more than offset by losses attributable to the performance of simulated positions in other STIR futures.

Historical performance of STIR future prices should not be taken as an indication of the future performance of STIR future prices in the relevant markets during the term of the Notes.

It is impossible to predict with certainty whether STIR future prices will rise or fall.  The prices of STIR futures will be influenced by complex and interrelated political, economic, financial and other factors. Therefore, historical performance of STIR future prices in the relevant markets should not be taken as an indication of the future performance of STIR future prices during the term of the Notes. Factors that may influence STIR future prices include:

•	current interest rate levels and market expectation for interest rate levels in the future;

•	supply and demand for 3-month STIR future contracts;

•	general economic, financial, political or regulatory conditions;

•
monetary policies of the Federal Reserve Bank and other central banks, changes in the federal funds rate and interest rates set by other central banks that affect the UBS STRAUS Index, as well as changes in the shape of the forward interest rate yield curve; and

•	inflation and expectations concerning inflation.

The market value of the Notes may be influenced by unpredictable factors.

The market value of your Notes may fluctuate between the date you purchase them and the Maturity Date. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that, generally, the futures rate yield curve on any day and expectations relating to the future level of the futures rate yield curve will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

•	supply and demand for the Notes, including inventory positions held by UBS Securities LLC, UBS Financial Services Inc. or any other market maker;

•	economic, financial, political, regulatory or judicial events that affect financial markets generally;

•	interest rates in the market generally;

•	the time remaining to maturity; and

•	the creditworthiness and credit rating of UBS.

There may not be an active trading market in the Notes, and sales prior to maturity may result in losses.

You should be willing to hold your Notes to maturity. There may be little or no secondary market for the Notes. We do not intend to list the Notes on any stock exchange or automated quotation system, and it is not possible to predict whether a secondary market will develop for the Notes. Even if a secondary market for the Notes develops, it may not provide significant liquidity or result in trading of Notes at prices advantageous to you.  Sales in the secondary market may result in significant losses. UBS Securities LLC, UBS Financial Services Inc. and other affiliates of UBS currently intend to act as market makers for the Notes, but they are not required to do so. Even if UBS Securities LLC, UBS Financial Services Inc., any of our other affiliates or any other market maker makes a market in the Notes, it may stop doing so at any time. We expect there will be little or no liquidity in the Notes. The prices we or our affiliates may offer for the Notes will be discounted to reflect costs and, among other things, changes of and volatility in interest rates in the market.

As a result, if you sell your Notes prior to maturity, you may have to do so at a discount from the issue price and you may suffer losses.

The inclusion of commissions and compensation in the original issue price of the Notes is likely to adversely affect secondary market prices.

Assuming no change in market conditions or any other relevant factors, the price, if any, at which UBS Securities LLC, UBS Financial Services Inc. or their affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price is likely to include, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes. In addition, any such prices may differ from values determined by pricing models used by UBS AG or its affiliates, as a result of dealer discounts, mark-ups or other transactions.

UBS AG or its affiliates’ investments in instruments relating to interest rate futures may impair the value of the Notes.

We and our affiliates are active participants in futures contracts, swaps, interest rate swaps and credit agreements as sellers, buyers, dealers, proprietary traders and agents for our customers.  Therefore, at any given time we may be a party to one or more futures rate agreements and similar instruments that may influence the futures rate yield curve. In addition, as described under “Use of Proceeds and Hedging” on page 24, we or one or more of our affiliates may hedge our or their interest rate exposure from the Notes by entering into various transactions. We or our affiliates may adjust these hedges at any time. It is possible that we or our affiliates could receive significant returns from these hedging activities while the value of or amounts payable under the Notes may decline.

Our business activities may create conflicts of interest.

The trading activities related to interest rate swaps, futures rate agreements and other instruments that may affect the futures rate yield curve may be entered into on behalf of UBS, its affiliates or customers other than for the account of the holders of the Notes or on their behalf.  In addition,  UBS and its affiliates expect to engage in trading activities related to the UBS STRAUS Index and the STIR futures contained in the Index Portfolio that are not for the account of holders of the Notes or on their behalf.  These trading activities may present a conflict between the holders’ interests in the Notes and the interests UBS and its affiliates will have in their proprietary accounts in facilitating transactions, including block trades and options and other derivatives transactions, for their customers and in accounts under their management. These trading activities, if they influence the level of the UBS STRAUS Index, could be adverse to the interests of the holders of the Notes.

Any of these activities by UBS AG, UBS Securities LLC or other affiliates may affect the market prices of the STIR futures contained in the Index Portfolio and, therefore, the market value of the Notes.  Accordingly, these trading activities may present conflicts of interest between UBS and you.

The Index Sponsor may have a conflict of interest when determining prices used to calculate hypothetical settlement of simulated positions contained in the Index Portfolio.

The Index Sponsor will determine the prices used to calculate hypothetical settlements when making dynamic adjustments to the Index Portfolio and calculating the Index Level. Such prices will be determined by the Index Sponsor, in its sole discretion, in a commercially reasonable manner based on the bid-ask prices available on the appropriated Designated Exchanges at or shortly after 11 A.M., London time, each day on which such adjustments are made or the Index Level is calculated. In addition, we or one or more of our affiliates may hedge our or their interest rate exposure from securities linked to the UBS STRAUS Index by entering into various transactions as described below under “Use of Proceeds and Hedging” on page 24. The Index Sponsor may consider the execution prices for our hedging activities, and the hedging activities of any of our affiliates, in respect of outstanding securities linked to the UBS STRAUS Index when determining prices used to calculate gains and losses resulting from hypothetical settlements of simulated positions and to calculate the Index Level.

Since these determinations by the Index Sponsor may affect the Index Level, which in turn could affect the value of your Notes, the Index Sponsor may have a conflict of interest when making such determinations.

There are potential conflicts of interest between you and the Calculation Agent.

UBS AG, London Branch, will serve as the initial Calculation Agent. UBS AG, London Branch, will, among other things, determine the Variable Coupons you will receive on each Coupon Payment Date throughout the term of the Notes. For a description of the Calculation Agent’s role, see “General Terms of the Notes—Role of Calculation Agent” on page 23. The Calculation Agent will exercise its judgment when performing its functions. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting the UBS STRAUS Index or the interest rate futures comprising the UBS STRAUS Index has occurred or is continuing on any day when the Calculation Agent will determine the Index Level. This determination may, in turn, depend on the Calculation Agent’s judgment whether the event has materially interfered with our ability or the ability of any of our affiliates to unwind our or its hedge positions. Since these determinations by the Calculation Agent may affect the market value of the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision.

The securities dealer through which you hold your Notes and your broker may have economic interests that differ from yours.

In addition to the initial discounts and commissions paid to securities dealers, our affiliate, UBS Financial Services Inc., will receive commissions on a quarterly basis in respect of clients that continue to hold the Notes through UBS Financial Services Inc., so long as no Stop-Loss Event occurs. Such commissions will be paid out of the proceeds of the Strategy Fee payable to UBS Securities LLC. UBS Securities LLC may, in its sole discretion, agree to pay an additional initial discount of up to 2% to any other securities dealers or similar quarterly commissions in respect of clients that continue to hold Notes through such other securities dealers. As a result of these arrangements, the financial advisor through which you hold your Notes may have economic interests that are different than yours. As with any security or investment for which a commission is paid over time, your financial advisor, to the extent he or she receives such a quarterly commission, may have an incentive to encourage you to hold your Notes, because he or she will not receive the quarterly commission for the current quarter if you dispose of your Notes. You should take the above arrangement and the potentially different economic interests it creates into account when considering whether to make, or to continue holding, an investment in the Notes.

We and our affiliates may have published research, expressed opinions or provided recommendations that are inconsistent with investing in or holding the Notes, and may do so in the future. Any such research, opinions or recommendations could affect the interest rate futures to which the Notes are linked or the market value of the Notes.

UBS and its affiliates publish research from time to time with respect to general movements in interest rates, financial markets and other matters that may influence the value of the Notes, express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. UBS and its affiliates may have published research or other opinions that call into question the investment view implicit in the Notes. Any research, opinions or recommendations expressed by UBS or its affiliates may not be consistent with each other and may be modified from time to time without notice.  You should make your own independent investigation regarding the merits of investing in the Notes and the UBS STRAUS Index to which the Notes are linked.

No current research recommendation.

Neither UBS nor any of its subsidiaries or affiliates currently publishes research on, or assigns a research recommendation to, the Notes.

Credit of UBS.

An investment in the Notes is subject to the credit risk of UBS, and the actual and perceived creditworthiness of UBS may affect the market value of the Notes.

The Notes are not insured by the FDIC.

The Notes are not deposit liabilities of UBS, and neither the Notes nor your investment in the Notes are insured by the United States Federal Deposit Insurance Corporation (“FDIC”) or any other governmental agency of the United States, Switzerland or any other jurisdiction.

In the event that we are required to pay additional amounts in respect of tax withholding, the amount we will pay you to redeem your Notes is uncertain.

If we redeem your Notes because we are required to pay additional amounts in respect of tax withholding, we will pay you the fair market value of your Notes as of the fifth business day before the redemption date, less any cost of funding incurred by us, all as determined by the Calculation Agent.  Such fair market value would take into consideration the net present value of expected future payments of the principal and interest on the Notes.  If the value of expected future interest payments on the Notes is low, the net present value might primarily depend on the present value of the repayment of the principal amount at maturity, which could result in a net present value of the Notes below par.

The Calculation Agent can postpone the determination of the Index Ending Level or the Maturity Date if a Market Disruption Event occurs on an Index Valuation Date.

An Index Valuation Date may be postponed if the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on such day. If such a postponement occurs, then the Calculation Agent will instead use the level of the UBS STRAUS Index on the first business day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will an Index Valuation Date be postponed by more than ten business days. If an Index Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on such last possible day, that day will nevertheless be an Index Valuation Date. If a Market Disruption Event occurs or is continuing on the last possible Index Valuation Date, the Calculation Agent will make a good faith estimate as to the Index Level or the manner in which it is to be calculated. See “General Terms of the Notes—Market Disruption Event” on page 21.

Index Disruption Events may require an adjustment to the calculation of the UBS STRAUS Index.

The UBS STRAUS Index is administered by UBS AG, as sponsor of the UBS STRAUS Index (the “Index Sponsor”).  At any time during the term of the Notes, the daily calculation of the UBS STRAUS Index may be adjusted in the event that the Index Sponsor determines that an Index Disruption Event (as defined in the UBS STRAUS Index Supplement) has occurred or is continuing. Any such Index Disruption Event and resulting changes in the manner in which the UBS STRAUS Index is calculated may have an adverse effect on the value of the Notes. See “Index Disruption Events” and “Modifications to the UBS STRAUS Index” in the UBS STRAUS Index Supplement.

Changes that affect the composition and calculation of the UBS STRAUS Index could affect the market value of the Notes and the amount you will receive at maturity.

As the UBS STRAUS Index is based on algorithmic principles, the Index Sponsor has limited discretion regarding the composition and methodology of the UBS STRAUS Index unless STIR futures contained in the Index Portfolio are not available or another Index Disruption Event (as defined in the UBS STRAUS Index Supplement) occurs or is continuing. If the Index Sponsor changes the weighting of the STIR futures in the UBS STRAUS Index in response to the unavailability of a particular STIR future, such changes could affect the performance of the UBS STRAUS Index and, therefore, could affect the amount of any Variable Coupon, the amount payable on the Notes at maturity and the market value of the Notes prior to maturity. In addition, the amount payable on the Notes and their market value also could be affected if the Index Sponsor, in its sole discretion, discontinues or suspends publication of the UBS STRAUS Index, in which case it may become difficult to determine the market value of the Notes. The Index Sponsor does not have any obligation to consider the interests of any parties to transactions involving the UBS STRAUS Index, including the holders of the Notes, when re-weighting, discontinuing or suspending publication of, or making any other changes to the UBS STRAUS Index.

In certain circumstances, the occurrence of events such as those described in the preceding paragraph may require the Calculation Agent — which will initially be UBS AG, London Branch — to calculate the Variable Coupon for the then-current Quarterly Observation Period and other payments due during the remainder of the term of the Notes as if a Stop-Loss Event had occurred on the first preceding trading day prior to the occurrence of such events. See “General Terms of the Notes—Discontinuance of or Adjustments to the UBS STRAUS Index; Alteration of Method of Calculation” on page 22.

There are uncertainties regarding the potential performance of the UBS STRAUS Index because of its limited performance history.

The UBS STRAUS Index was launched on October 3, 2007. While the UBS STRAUS Index is intended to identify and exploit trends in the prices of STIR futures, the methodology used to perform these functions has a limited history in its application. It therefore cannot be determined at this point whether, or the extent to which, the UBS STRAUS Index will serve as an adequate tool for predicting future trends in prices of STIR futures. In practice it is uncertain how successful UBS will be in achieving its goal of maintaining an index appropriate for these purposes.

The Index Portfolio will include STIR futures traded on foreign exchanges that are less or differently regulated than U.S. markets and are subject to risks that do not always apply to U.S. markets.

The Index Portfolio will be comprised primarily of STIR futures traded on exchanges located outside the United States. The regulations of the Commodity Futures Trading Commission do not apply to trading on foreign exchanges, and trading on foreign exchanges may involve different and greater risks than trading on United States exchanges. Certain foreign markets may be more susceptible to disruption than United States exchanges due to the lack of a government-regulated clearinghouse system. Trading on foreign exchanges also involves certain other risks that are not applicable to trading on United States exchanges. Those risks include:

•	exchange controls;

•	expropriation;

•	burdensome or confiscatory taxation;

•	moratoriums; and

•	political or diplomatic events.

It is likely to be costly and difficult, or even impossible, for UBS, as Index Sponsor, to enforce the laws or regulations of a foreign country or exchange, and it is possible that the foreign country or exchange may not have laws or regulations which adequately protect the rights and interests of investors in the Notes.  In addition, investors in the Notes will not be entitled to enforce the laws or regulations of a foreign country or exchange by virtue of their ownership of the Notes.

Even though STIR futures in the Euro, British Pound, Japanese Yen and Swiss Franc are traded on their respective Designated Exchanges during hours when U.S. markets are closed, if a secondary market for the Notes develops, the Notes may trade only during regular trading hours in the United States.

STIR futures in the Euro, British Pound, Japanese Yen and Swiss Franc are traded on their Designated Exchanges during hours in which U.S. markets are closed. Therefore, the hours during which the Notes are traded may not conform to the hours during which the STIR futures contained in the Index Portfolio are traded. To the extent that U.S. markets are closed while markets for STIR futures in theses four financial markets remain open, significant movements may take place in the prices of the underlying STIR futures that will not be reflected immediately in the price of the Notes.

General Terms of the Notes

The following is a summary of the general terms of the Notes. The information in this section is qualified in its entirety by the information set forth in the accompanying prospectus. In this section, references to “holders” mean those who own the Notes registered in their own names, on the books that we or the trustee maintain for this purpose, and not those who own beneficial interests in the Notes registered in street name or in the Notes issued in book-entry form through the Depository Trust Company or another depositary. Owners of beneficial interests in the Notes should read the section entitled “Legal Ownership and Book-Entry Issuance” in the accompanying prospectus.

In addition to the terms described elsewhere in this free writing prospectus, the following general terms will apply to the Notes:

Denominations

Your minimum investment is one Note at the principal amount. The principal amount of each Note will be $1,000.

Maturity Date

The Maturity Date for the Notes will be on February 20, 2013, unless that day is not a business day, in which case the Maturity Date will be the next following business day. If the Calculation Agent postpones the final Index Valuation Date for the term of the Notes, the Maturity Date may be postponed to maintain the same number of business days between the final Index Valuation Date and the Maturity Date as existed prior to the postponement of the final Index Valuation Date. As discussed below under “—Market Disruption Event,” the Calculation Agent may postpone any Index Valuation Date if a Market Disruption Event occurs or is continuing on a day that would otherwise be an Index Valuation Date. In no event, however, will any Index Valuation Date — or, therefore, the Maturity Date — be postponed more than ten business days.

Coupon Payment Dates

Coupon Payment Dates shall be February 20, May 20, August 20 and November 20 of each year, commencing on May 20, 2008, and ending with the Maturity Date, or if any such day is not a business day, on the next following business day. If the Calculation Agent postpones an Index Valuation Date, the subsequent Coupon Payment Date may be postponed to maintain the same number of business days between the relevant Index Valuation Date and such Coupon Date as existed prior to the postponement of the relevant Index Valuation Date. As discussed below under “—Market Disruption Event,” the Calculation Agent may postpone any Index Valuation Date if a Market Disruption Event occurs or is continuing on a day that otherwise would be an Index Valuation Date. In no event, however, will any Index Valuation Date — or, therefore, any Coupon Payment Date — be postponed more than ten business days.

The postponement of one Coupon Payment Date will not affect any subsequent Coupon Payment Dates.

Regular Record Dates for Variable Coupon Payments

The regular record date relating to a Variable Coupon payment for the Notes shall be the business day prior to the Coupon Payment Date. For the purpose of determining the holder at the close of business on a regular record date, the close of business will mean 5:00 P.M., New York City time, on that day.

Market Disruption Event

The Calculation Agent will determine the Index Return based on the levels of the UBS STRAUS Index on the Index Valuation Dates. If the Calculation Agent determines that a Market Disruption Event has occurred or is continuing on an Index Valuation Date, that Index Valuation Date will be postponed until the first business day on which no Market Disruption Event occurs or is continuing. In no event, however, will an Index Valuation Date be postponed by more than ten business days. The postponement of one Index Valuation Date will not affect any subsequent Index Valuation Dates.

If an Index Valuation Date is postponed by ten business days and a Market Disruption Event occurs or is continuing on that tenth business day, that tenth business day will nonetheless be an Index Valuation Date, and the Calculation Agent will make a good faith estimate in its sole discretion of the UBS STRAUS Index Level that would have prevailed in the absence of the Market Disruption Event.

Any of the following will be a Market Disruption Event:

•
any “Index Disruption Event” as defined in the accompanying UBS STRAUS Index Supplement, including but not limited to: the termination, absence or suspension of, or material limitation or disruption in the trading of any interest rate future contracts contained in the Index Portfolio;

•	the UBS STRAUS Index is not published;

•	the settlement price is not published for any individual STIR future contract contained in the Index Portfolio;

•
any event that the Calculation Agent determines in its sole discretion materially interferes with our ability, or the ability of any of our affiliates, to unwind all or a material portion of a hedge with respect to the Notes that we or our affiliates have effected or may effect as described below under “Use of Proceeds and Hedging;” or

•	any other event or circumstance beyond the reasonable control of the Calculation Agent which would make the calculation of the Strategy Return impossible or impracticable, technically or otherwise.

Examples of events or circumstances beyond the reasonable control of the Calculation Agent that the Calculation Agent may determine, in its sole discretion, would make calculation of the Strategy Amount impossible or impracticable include, without limitation:

•	systems failures;

•	natural or man-made disasters;

•	acts of God;

•	armed conflicts;

•	acts of terrorism;

•	riots or labor disruptions; or

•	any similar intervening event or circumstance.

Discontinuance of or Adjustments to the UBS STRAUS Index; Alteration of Method of Calculation

If the Index Sponsor discontinues publication of the UBS STRAUS Index and it or any other person or entity publishes a substitute index that the Calculation Agent determines is comparable to the UBS STRAUS Index and approves as a successor index, then the Calculation Agent will determine the Index Starting Levels, the Index Ending Levels and any amount payable on the Notes by reference to such successor index.

If the Calculation Agent determines that either of the following events has occurred:

(i) the publication of the UBS STRAUS Index is discontinued, and there is no successor index on any date when an Index Starting Level or an Index Ending Level is required to be determined; or

(ii) the STIR futures contained in the Index Portfolio or the method of calculating the UBS STRAUS Index has been changed at any time in any respect (whether the change is made by the Index Sponsor, is due to the publication of a successor index, is due to events affecting one or more of the STIR futures contained in the Index Portfolio or is due to any other reason) in a manner that causes the Index Level not to fairly represent the value of the UBS STRAUS Index had such changes not been made;

then the Calculation Agent shall calculate the Variable Coupon for the then-current Quarterly Observation Period with the Index Ending Level equal to the Index Level at or shortly after 11 A.M., London time, on the first preceding trading day before the occurrence of the events described in paragraphs (i) and (ii) above.  In such a case, no further Variable Coupon payments will be made during the term of the Notes and no further Strategy Fee will be assessed for subsequent Quarterly Observation Periods.  The remaining Strategy Reserve, if any, will continue to increase by the Interest Amount, compounded quarterly, but your investment in the Notes will no longer be exposed to the UBS STRAUS Index.  The Final Strategy Reserve, if any, will be paid to you, along with the principal amount, upon redemption of your Notes at maturity.

Redemption Price upon Optional Tax Redemption

We have the right to redeem the Notes in the circumstances described under “Description of Debt Securities We May Offer—Optional Tax Redemption” in the accompanying prospectus. If we exercise this right, the redemption price of the Notes will be determined by the Calculation Agent in a manner reasonably calculated to reflect the fair market value of your Notes.

Default Amount on Acceleration

If an event of default (as defined in the accompany prospectus) occurs and the maturity of your Notes is accelerated, we will pay the default amount in respect of the principal of your Notes at maturity. We describe the default amount below under “—Default Amount.”

For the purpose of determining whether the holders of our Medium Term Notes, Series A, of which the Notes are a part, are entitled to take any action under the indenture, we will treat the outstanding principal amount of the Notes as the outstanding principal amount of the series of Notes constituted by the Notes. Although the terms of the Notes may differ from those of the other Medium Term Notes, Series A, holders of specified percentages in principal amount of all Medium Term Notes, Series A, together in some cases with other series of our debt securities, will be able to take action affecting all the Medium Term Notes, Series A, including the Notes. This action may involve changing some of the terms that apply to the Medium Term Notes, Series A, accelerating the maturity of the Medium Term Notes, Series A after a default or waiving some of our obligations under the indenture. We discuss these matters in the accompanying prospectus under “Description of Debt Securities We May Offer—Default, Remedies and Waiver of Default” and “Description of Debt Securities We May Offer—Modification and Waiver of Covenants.”

Default Amount

The default amount for your Notes on any day will be an amount, in U.S. Dollars for the principal amount of your Notes, equal to the cost of having a qualified financial institution, of the kind and selected as described below, expressly assume all our payment and other obligations with respect to your Notes as of that day and as if no default or acceleration had occurred, or to undertake other obligations providing substantially equivalent economic value to you in respect of your Notes. That cost will equal the lowest amount, as determined by the Calculation Agent in the manner described in the following paragraph, that a qualified financial institution would charge to effect this assumption or undertaking.

During the default quotation period for your Notes, which we describe below, we will request at least three qualified financial institutions to provide quotations of the amount each would charge to effect this assumption or undertaking, and we will notify the Calculation Agent in writing of the quotations we obtain. The default amount referred to in the paragraph above will equal the lowest — or, if there is only one, the only — quotation obtained, and as to which notice is so given, during the default quotation period.

Default Quotation Period

The default quotation period is the period beginning on the day the default amount first becomes due and ending on the third business day after that day, unless no quotation of the kind referred to above is obtained. In such a case, the default quotation period will continue until the third business day after the first business day on which at least one quotation is obtained. In any event, if the default quotation period has not ended before the Maturity Date, then the default amount will equal the principal amount of the Notes plus the amount of the Variable Coupon, if any, then payable and the remaining Strategy Reserve.

Qualified Financial Institutions

For the purpose of determining the default amount at any time, a qualified financial institution must be a financial institution organized under the laws of any jurisdiction in the United States of America, Europe or Japan, which at that time has outstanding debt obligations with a stated maturity of one year or less from the date of issue and rated either:

•	A-1 or higher by Standard & Poor’s Ratings Group or any successor, or any other comparable rating then used by that rating agency; or

•	P-1 or higher by Moody’s Investors Service, Inc. or any successor, or any other comparable rating then used by that rating agency.

Manner of Payment and Delivery

Any payment on or delivery of the Notes at maturity will be made to accounts designated by you and approved by us, or at the office of the trustee in New York City, but only when the Notes are surrendered to the trustee at that office. We also may make any payment or delivery in accordance with the applicable procedures of the depositary.

Trading Day

When we refer to a “trading day” with respect to the Notes, we mean any day on which any of the Designated Exchanges is scheduled to be open for trading for its respective regular trading session.

Business Day

When we refer to a “business day” with respect to the Notes, we mean a Monday, Tuesday, Wednesday, Thursday or Friday that is not a day on which banking institutions in New York City or London generally are authorized or obligated by law, regulation or executive order to close. As described in the accompanying prospectus, any payment on your Notes that would otherwise be due on a day that is not a business day may instead be paid on the next day that is a business day, with the same effect as if paid on the original due date, except as described under “—Maturity Date” and “—Coupon Payment Dates” above.

Role of Calculation Agent

UBS AG, London Branch, will serve as the initial Calculation Agent. We may change the Calculation Agent after the original issue date of the Notes without notice. The Calculation Agent will make all determinations regarding the amount of any Variable Coupon to which you may be entitled, payments on the Notes due at maturity, Market Disruption Events, business days, trading days, the default amount, the Interest Amount, the Strategy Fee, the Index Return, the Strategy Return Amount and any other amounts payable in respect of your Notes. Absent manifest error, all determinations of the Calculation Agent will be final and binding on you and us, without any liability on the part of the Calculation Agent. You will not be entitled to any compensation from us for any loss suffered as a result of any of the above determinations by the Calculation Agent.

Booking Branch

The Notes will be booked through UBS AG, Jersey Branch.

Use of Proceeds and Hedging

We will use the net proceeds we receive from the sale of the Notes for the purposes we describe in the accompanying prospectus under “Use of Proceeds.”  We or our affiliates may also use those proceeds in transactions intended to hedge our obligations under the Notes as described below.

In connection with the sale of the Notes, we or our affiliates may enter into hedging transactions involving the execution of interest rate futures, swap and option transactions, purchases and sales of U.S. Treasury securities and listed or over-the-counter options on U.S. Treasury securities or the execution of other derivative transactions with returns linked to or related to changes in the value of U.S. Treasury securities and/or their yields both before and after the Issue Date of the Notes.  From time to time, we or our affiliates may enter into additional hedging transactions or unwind those we have entered into.  In this regard, we or our affiliates may:

•	execute or terminate interest rate futures, swap and option transactions;

•	acquire or dispose of forward rate agreements;

•	take or dispose of positions in listed or over-the-counter options or other instruments based on U.S. Treasury securities; or

•	do a combination of the above.

We or our affiliates may acquire a long or short position in securities similar to the Notes from time to time and may, in our or their sole discretion, hold or resell those securities.

The hedging activity discussed above may adversely affect the market value of the Notes from time to time and payment on the Notes at maturity.  See “Risk Factors” beginning on page [INSERT PAGE NUMBER] for a discussion of these adverse effects.

Certain ERISA Considerations

UBS, UBS Securities LLC, UBS Financial Services Inc. and other of its affiliates may each be considered a “party in interest” within the meaning of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), or a “disqualified person” (within the meaning of Section 4975 of the Internal Revenue Code of 1986, as amended (the “Code”)) with respect to an employee benefit plan that is subject to ERISA and/or an individual retirement account, Keogh plan or other plan or account that is subject to Section 4975 of the Code (“Plan”). The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates acts as a fiduciary, as defined in Section 3(21) of ERISA and/or Section 4975 of the Code (“Fiduciary”), would constitute a prohibited transaction under ERISA or the Code unless acquired pursuant to and in accordance with an applicable exemption. The purchase of the Notes by a Plan with respect to which UBS Securities LLC, UBS Financial Services Inc. or any of UBS’s affiliates does not act as a Fiduciary but for which any of the above entities does provide services could also be prohibited, but one or more exemptions may be applicable. Any person proposing to acquire any Notes on behalf of a Plan should consult with counsel regarding the applicability of the prohibited transaction rules and the applicable exemptions thereto. The U.S. Department of Labor has issued five prohibited transaction class exemptions (“PTCEs”) that may provide exemptive relief for prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are PTCE 84-14 (for transactions determined by independent qualified professional asset managers), 90-1 (for insurance company pooled separate accounts), 91-38 (for bank collective investment funds), 95-60 (for insurance company general accounts) and 96-23 (for transactions managed by in-house asset managers). Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code also provide an exemption for the purchase and sale of securities where neither UBS nor any of its affiliates have or exercise any discretionary authority or control or render any investment advice with respect to the assets of the Plan involved in the transaction and the Plan pays no more and receives no less than “adequate consideration” in connection with the transaction (the “service provider exemption”).

Upon purchasing the Notes, any purchaser or holder will be deemed to have represented either that (1) it is not a Plan or a governmental, church or non-U.S. plan that is subject to any federal, state, local or non-U.S. law that is substantially similar to the provisions of Section 406 of ERISA or Section 4975 of the Code (“Similar Laws”) and is not purchasing Notes on behalf of or with the assets of any Plan or plan subject to Similar Laws or (2) the acquisition, holding and, to the extent relevant, disposition of the Notes is eligible for relief under PTCE 84-14, PTCE 90-1, PTCE 91-38, PTCE 95-60, PTCE 96-23, the service provider exemption or another applicable exemption.

Purchasers of the Notes have exclusive responsibility for ensuring that their purchase and holding of the Notes do not violate the fiduciary or prohibited transaction rules of ERISA or the Code or any similar provisions of Similar Laws.  The sale of any Notes to a Plan or plan subject to Similar Laws is in no respect a representation by us or any of our affiliates or representatives that such an investment meets all relevant legal requirements with respect to investments by any such plans generally or any particular plan, or that such investment is appropriate for such plans generally or any particular plan.

The discussion above supplements the discussion under “ERISA Considerations” in the accompanying prospectus.

Supplemental U.S. Tax Considerations

The following is a general discussion of the principal U.S. federal income tax consequences of the acquisition, ownership and disposition of Notes.  This discussion applies to you if you are an initial holder of Notes purchasing the Notes at the “issue price,” which is the first price at which a substantial amount of the Notes is sold (not including sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers), and if you hold the Notes as capital assets within the meaning of Section 1221 of the Code.

This summary is based on the Code, existing and proposed Treasury regulations, revenue rulings, administrative interpretations and judicial decisions, in each case as currently in effect, all of which are subject to change, possibly with retroactive effect.  This summary does not address all aspects of the U.S. federal income taxation of the Notes that may be relevant to you in light of your particular circumstances or if you are a holder of Notes who is subject to special treatment under the U.S. federal income tax laws, such as:

•	one of certain financial institutions;

•	a tax-exempt entity;

•	a dealer in securities or foreign currencies;

•	a regulated investment company;

•	a real estate investment trust;

•	a person holding the Notes as part of a hedging transaction, “straddle,” conversion transaction or integrated transaction, or who has entered into a “constructive sale” with respect to the Notes;

•	a U.S. Holder (as defined below) whose functional currency is not the U.S. dollar;

•	a trader in securities or foreign currencies who elects to apply a mark-to-market method of tax accounting; or

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary.  Moreover, the effects of any applicable state, local or foreign tax laws are not discussed.  You should consult your tax advisor concerning the U.S. federal income tax consequences of owning and disposing of the Notes, as well as any consequences under the laws of any state, local or non-U.S. taxing jurisdiction.

Tax Consequences to U.S. Holders

The following discussion applies to you only if you are a “U.S. Holder” of Notes.  You are a U.S. Holder if, for U.S. federal income tax purposes, you are a beneficial owner of a Note that is:

•	a citizen or resident of the United States,

•	a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any political subdivision thereof, or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

The Notes should be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, and the following discussion assumes this treatment.  Under this treatment, the Notes generally will be subject to the original issue discount (“OID”) provisions of the Code and the Treasury regulations issued thereunder, and you will be required to accrue as interest income the OID on the Notes as set forth below.

We will be required to determine a “comparable yield” for the Notes.  The “comparable yield” is the yield at which we could issue a fixed-rate debt instrument with terms similar to those of the Notes, including the level of subordination, term, timing of payments and general market conditions, but excluding any adjustments for the riskiness of the contingencies or the liquidity of the Notes.  Solely for purposes of determining the amount of interest income that you will be required to accrue, we also are required to construct a “projected payment schedule” in respect of the Notes representing a schedule of payments the amount and timing of which would produce a yield to maturity on the Notes equal to the comparable yield.  Unless otherwise specified in the pricing supplement, you will be able to obtain the comparable yield and projected payment schedule by submitting a written request to our representative, whose name or title and address and/or telephone number will be printed in the pricing supplement.

Neither the “comparable yield” nor the “projected payment schedule” will constitute a representation by us regarding the actual amount, if any, that we will pay on the Notes.

For U.S. federal income tax purposes, you will be required to use the comparable yield and projected payment schedule in determining annual interest accruals in respect of a Note, unless you timely disclose and justify the use of other estimates to the Internal Revenue Service (the “IRS”).

Regardless of your accounting method, you generally will be required to accrue interest income on the Notes at the comparable yield.  Accordingly, subject to a sale, exchange or retirement of the Notes, you will be required to accrue an amount of OID for U.S. federal income tax purposes, for each accrual period prior to and including maturity of the Notes, that equals:

The product of (i) the adjusted issue price (as defined below) of the Notes as of the beginning of the accrual period and (ii) the comparable yield of the Notes, adjusted for the length of the accrual period;

multiplied by the number of days during the accrual period that you held the Notes; and

divided  by the number of days in the accrual period.

For U.S. federal income tax purposes, the “adjusted issue price” of a Note is its issue price increased by any interest income previously accrued (without regard to any adjustments, as described below) and decreased by the projected amount of any prior payments (without regard to the actual amount of any prior payments).

In addition, you will have a “positive adjustment” if the amount of any contingent payment is more than the projected amount of that payment and a “negative adjustment” if the amount of the contingent payment is less than the projected amount of that payment.  The amount included in income as interest, as described above, will be adjusted upward by the amount, if any, by which the total positive adjustments in a taxable year exceed the total negative adjustments in the taxable year (a “net positive adjustment”) and adjusted downward by the amount, if any, by which the total negative adjustments exceed the total positive adjustments in the taxable year (a “net negative adjustment”).  To the extent a net negative adjustment exceeds the amount of interest you otherwise would be required to include for the taxable year, it will give rise to an ordinary loss to the extent of (i) the amount of all of your previous interest inclusions under the Notes minus (ii) the total amount of your net negative adjustments treated as ordinary losses in prior taxable years.  Any net negative adjustments in excess of such amounts will be carried forward to offset future interest income in respect of the Notes or to reduce the amount realized on a sale, exchange or retirement of the Notes.  A net negative adjustment is not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.

Upon a sale, exchange or retirement of a Note (including at maturity), you generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange or retirement and your tax basis in the Note.  Your tax basis in a Note will equal the cost thereof, increased by the amount of interest income previously accrued by you in respect of the Note (without regard to any adjustments, as described above) and decreased by the projected amount of all prior scheduled payments (without regard to the actual amount of those payments) with respect to the Notes.  You generally will treat any gain as interest income and any loss first as ordinary loss, to the extent of previous interest inclusions (less the amount of any prior net negative adjustments treated as ordinary losses), and then as a capital loss.

Losses recognized as described above are not subject to the limitation imposed on miscellaneous itemized deductions under Section 67 of the Code.  The deductibility of capital losses, however, is subject to limitations.  Additionally, if you recognize a loss above certain thresholds, you may be required to file a disclosure statement with the IRS.  You should consult your tax advisor regarding these limitations and reporting obligations.

Special rules may apply if one or more contingent payments on the Notes become “fixed” (within the meaning of the applicable Treasury regulations) prior to the scheduled date of payment.  Generally, under these rules you would be required to make adjustments to account for the difference between any amounts so treated as fixed and the corresponding projected payment amounts in the manner described in the applicable Treasury regulations.  Your tax basis in the Note and the character of any gain or loss on the sale of the Note also could be affected.  You should consult your tax advisor concerning the application of these special rules.

Tax Consequences to Non-U.S. Holders

The following discussion will apply to you only if you are a “Non-U.S. Holder” of a Note.  You are a “Non-U.S. Holder” if, for U.S. federal income tax purposes, you are a beneficial owner of a Note that is:

•	a nonresident alien individual;

•	a foreign corporation; or

•	a foreign estate or trust.

You are not a “Non-U.S. Holder” if you are an individual present in the United States for 183 days or more in the taxable year of disposition.  In this case, you should consult your tax advisor regarding the U.S. federal income tax consequences of the sale, exchange or retirement of a Note (including at maturity).

There will be no income or withholding tax on interest on a Note or on any gain realized on a sale, exchange or retirement of a Note (including at maturity), provided generally that you certify on IRS form W-8BEN, under penalties of perjury, that you are not a United States person and provide your name and address and otherwise satisfy applicable requirements, and such amounts are not effectively connected with your conduct of U.S. trade or business.

If you are engaged in a trade or business in the United States and if income or gain from a Note is effectively connected with your conduct of that trade or business, you will generally be subject to regular U.S. federal income tax on such income or gain in the same manner as if you were a U.S. Holder.  In order to claim an exemption from withholding, you will be required to provide a properly executed IRS Form W-8ECI.  If this paragraph applies to you, you should consult your tax advisor with respect to other U.S. tax consequences of the ownership and disposition of a Note, including the possible imposition of a 30% branch profits tax if you are a corporation.

Backup Withholding and Information Reporting

If you are a U.S. Holder, OID accrued by you on a Note and payment of the proceeds received from a sale, exchange or retirement of a Note (including at maturity) will be subject to information reporting if you are not an “exempt recipient” (such as a corporation) and will also be subject to backup withholding at the rate specified in the Code if you fail to provide certain identifying information (such as an accurate taxpayer identification number) or meet certain other conditions.  If you are a Non-U.S. Holder and you comply with the certification procedures described in the preceding section, you will generally establish an exemption from backup withholding.  Information reporting, however, generally will apply with respect to OID accrued on a Note.

Amounts withheld under the backup withholding rules are not additional taxes and may be refunded or credited against your U.S. federal income tax liability, provided the required information is furnished to the IRS.

Supplemental Plan of Distribution

UBS will agree to sell to UBS Securities LLC, and UBS Securities LLC will agree to purchase from UBS, the aggregate principal amount of the Notes specified on the front cover of the pricing supplement related to the Notes.  UBS Financial Services Inc., in turn, will agree to purchase from UBS Securities LLC, and UBS Securities LLC will agree to sell to UBS Financial Services Inc., all or a portion of such aggregate principal amount of the Notes. UBS Securities LLC and UBS Financial Services Inc. may resell Notes to other securities dealers at a discount from the original issue price of up to the underwriting discount set forth on the front cover of this free writing prospectus plus, if UBS Securities LLC (in its sole discretion) so agrees, an additional discount of up to 2%. UBS Securities LLC will agree to pay, out of the proceeds of the Strategy Fee (if any) payable to it, an additional amount on each Coupon Payment Date to UBS Financial Services Inc. in respect of clients that continue to hold Notes through UBS Financial Services Inc. through the end of the immediately preceding Quarterly Observation Period (a “quarterly commission”). These quarterly commissions will be paid at a rate of 0.5% per annum on the principal amount of the outstanding Notes so held. UBS Securities LLC may, in its sole discretion, agree to pay similar quarterly commissions to any other securities dealer in respect of clients that continue to hold Notes through such other securities dealer. In the future, we or our affiliates may repurchase and resell the offered Notes in market-making transactions. For more information about the plan of distribution and possible market-making activities, see “Plan of Distribution” in the accompanying prospectus.

UBS may use this free writing prospectus, the UBS STRAUS Index Supplement and the accompanying prospectus in the initial sale of any Notes. In addition, UBS, UBS Securities LLC or any other affiliate of UBS may use this free writing prospectus, the UBS STRAUS Index Supplement and the accompanying prospectus in a market-making transaction for any Notes after their initial sale. In connection with this offering, UBS, UBS Securities LLC, UBS Financial Services Inc., any other affiliate of UBS or any other securities dealers may distribute this free writing prospectus, the UBS STRAUS Index Supplement and the accompanying prospectus electronically. Unless UBS or its agent informs the purchaser otherwise in the confirmation of sale, this free writing prospectus, the USB STRAUS Index Supplement and the accompanying prospectus are being used in a market-making transaction.

You should rely only on the information incorporated by reference or provided in this free writing prospectus, the UBS STRAUS Index Supplement or the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this free writing prospectus is accurate as of any date other than the date on the front of the document.

Capitalization of UBS

The following table sets forth the consolidated capitalization of UBS in accordance with International Financial Reporting Standards and translated into U.S. dollars.

As of September 30, 2007	CHF	USD
	(in millions)
Debt
Short term debts issued(1)	230,869	198,310
Long term debts issued(1)	191,385	164,395
Total Debt issued(1)	422,254	362,705
Minority Interest(2)	6,160	5,291
Shareholders’ equity	48,229	41,427
Total capitalization	476,643	409,424

(1)	Includes Money Market Paper and Medium Term Notes as per Balance Sheet position based on remaining maturities (split in short and long term is available only quarterly).

(2)	Includes Trust Preferred Securities.

Swiss franc (CHF) amounts have been translated into U.S. dollars (USD) at the rate of CHF 1 = USD 0.85897 (the exchange rate in effect as of September 30, 2007).